Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

The accompanying condensed consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of Woori Financial Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018

	June 30, 2019 (*)	December 31, 2018 (Note 46)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	6,838,576	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, 12 and 26)	6,967,792	6,126,316
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, 11, 12 and 18)	25,629,994	18,063,423
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	20,493,447	22,932,559
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	294,604,206	282,457,578
Investments in joint ventures and associates (Note 13)	354,002	361,766
Investment properties (Note 14)	349,398	378,196
Premises and equipment (Notes 15 and 18)	3,125,842	2,450,492
Intangible assets and goodwill (Note 16)	642,972	597,520
Assets held for sale (Note 17)	18,586	17,912
Current tax assets (Note 42)	14,351	20,730
Deferred tax assets (Note 42)	60,367	59,641
Derivative assets (designated for hedging) (Notes 4, 11, 12 and 26)	116,272	35,503
Other assets (Notes 19 and 45)	185,855	197,653

Total assets	359,401,660	340,447,183

LIABILITIES
Financial liabilities at FVTPL (Notes 4, 11, 12, 20 and 26)	3,270,437	2,282,686
Deposits due to customers (Notes 4, 11, 21 and 45)	256,116,479	248,690,939
Borrowings (Notes 4, 11, 12 and 22)	19,339,837	16,202,986
Debentures (Notes 4, 11, 22 and 26)	30,647,687	28,735,862
Provisions (Notes 23, 44 and 45)	410,012	391,313
Net defined benefit liability (Note 24)	192,832	173,109
Current tax liabilities (Note 42)	221,826	159,078
Deferred tax liabilities (Note 42)	133,591	18,156
Derivative liabilities (designated for hedging) (Notes 4, 11, 12 and 26)	16,602	51,408
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	25,859,720	21,442,524
Other liabilities (Notes 25 and 45)	354,419	346,078

Total liabilities	336,563,442	318,494,139

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (CONTINUED)

	June 30, 2019 (*)	December 31, 2018 (Note 46)
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,443,129	21,739,931
Capital stock (Note 28)	3,400,822	3,381,392
Hybrid securities (Note 29)	—	3,161,963
Capital surplus (Note 28)	311,863	285,889
Other equity (Note 30)	(2,108,905)	(2,213,970)
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of June 30, 2019 and December 31, 2018 is 2,356,246 million Won and 2,578,457 million Won, respectively. Regulatory reserve for credit loss to be reserved (reversed) as of June 30, 2019 and December 31, 2018 is 119,245 million Won and (-) 222,211 million Won, respectively. Planned provision (reversal) of regulatory reserve for credit loss as of June 30, 2019 and December 31, 2018 is 119,245 million Won and (-) 222,211 million Won, respectively.	17,839,349	17,124,657
Non-controlling interests (Note 29)	3,395,089	213,113

Total equity	22,838,218	21,953,044

Total liabilities and equity	359,401,660	340,447,183

(*) The consolidated interim statement of financial position as of June 30, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of financial position as of December 31, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

	2019 (*)		2018 (Note 46)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	2,673,958	5,277,692	2,368,669	4,643,416
Financial assets at FVTPL	14,771	27,905	13,367	28,537
Financial assets at FVTOCI	113,790	209,102	62,170	119,446
Financial assets at amortized cost	2,545,397	5,040,685	2,293,132	4,495,433
Interest expense	(1,197,497)	(2,346,640)	(971,346)	(1,878,942)

Net interest income (Notes 34 and 45)	1,476,461	2,931,052	1,397,323	2,764,474
Fees and commissions income	436,680	848,241	433,261	867,822
Fees and commissions expense	(151,591)	(288,151)	(148,224)	(288,935)

Net fees and commissions income (Notes 35 and 45)	285,089	560,090	285,037	578,887
Dividend Income (Notes 36 and 45)	25,100	64,583	14,151	49,704
Net gain on financial instruments at FVTPL (Notes 11, 37 and 45)	63,495	80,081	67,693	117,023
Net gain on financial assets at FVTOCI (Note 11 and 38)	2,654	3,445	475	1,287
Net gain arising on financial assets at amortized cost	73,954	94,619	9,361	30,886
Net gain on disposals of securities at amortized cost	—	—	—	431
Net gain on disposals of loans and other financial assets at amortized cost	73,954	94,619	9,361	30,455
Reversal of/(impairment) loss due to credit loss (Notes 39 and 45)	(76,539)	(136,546)	150,673	28,438
General and administrative expenses (Notes 40 and 45)	(864,334)	(1,695,786)	(827,654)	(1,567,338)
Other net operating expenses (Notes 26, 40 and 45)	(109,467)	(191,126)	(110,641)	(195,646)

Operating income	876,413	1,710,412	986,418	1,807,715
Share of profits(losses) of joint ventures and associates (Note 13)	5,247	10,857	7,681	(1,462)
Net other non-operating income (expenses)	20,612	6,813	1,398	(4,721)

Non-operating income(expenses) (Note 41)	25,859	17,670	9,079	(6,183)

Net income before income tax expense	902,272	1,728,082	995,497	1,801,532
Income tax expense (Note 42)	244,838	456,119	273,701	485,216

Net income (Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2019 and 2018 are 1,152,718 million Won and 1,278,144 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2019 and 2018 are 619,275 million Won and 733,642million Won, respectively) (Note 32)	657,434	1,271,963	721,796	1,316,316

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

	2019 (*)		2018 (Note 46)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Net gain (loss) on valuation of equity securities at FVTOCI	(35,133)	(47,377)	2,490	31,428
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	40	130
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss	—	—	1,145	1,456
Remeasurement of the net defined benefit liability	(6,732)	(39,268)	(6,113)	(59,573)

Items that will not be reclassified to profit or loss	(41,865)	(86,645)	(2,438)	(26,559)
Net gain on valuation of debt securities at FVTOCI	31,001	53,937	8,009	10,024
Share of other comprehensive gain (loss) of joint ventures and associates	(92)	(418)	955	(246)
Gain on foreign currency translation for foreign operations	37,457	102,794	37,268	35,526
Loss on valuation of cash flow hedge	(1,572)	(1,170)	(2,787)	(6,213)
Capital related to assets held for sale	—	—	(4,709)	(4,709)

Items that may be reclassified to profit or loss	66,794	155,143	38,736	34,382
Other comprehensive income, net of tax	24,929	68,498	36,298	7,823

Total comprehensive income	682,363	1,340,461	758,094	1,324,139

Net income attributable to:
Net income attributable to owners	610,999	1,179,688	716,142	1,305,878
Net income attributable to non-controlling interests	46,435	92,275	5,654	10,438
Total comprehensive income attributable to:
Comprehensive income attributable to owners	632,796	1,240,153	751,528	1,315,322
Comprehensive income attributable to non-controlling interests	49,567	100,308	6,566	8,817
Basic and diluted earnings per share (In Korean Won) (Note 43)	899	1,755	1,008	1,828

(*)

The consolidated interim statement of comprehensive income for the three months and six months ended June 30, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of comprehensive income for the three months and six months ended June 30, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy	—	—	—	(392,176)	177,091	(215,085)	723	(214,362)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538
Net income	—	—	—	—	1,305,878	1,305,878	10,438	1,316,316
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,108)	(338,744)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	130	—	130	—	130
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(5)	5	—	—	—
Net gain (loss) on valuation of financial assets at FVTOCI	—	—	—	41,736	—	41,736	(284)	41,452
Changes in other comprehensive loss due to disposal of equity securities at FVTOCI	—	—	—	424	(424)	—	—	—
Share of other comprehensive loss of joint ventures and associates	—	—	—	1,210	(8,706)	(7,496)	—	(7,496)
Gain (loss) on foreign currency translation of foreign operations	—	—	—	36,769	—	36,769	(1,243)	35,526
Loss on valuation of cash flow hedge	—	—	—	(6,213)	—	(6,213)	—	(6,213)
Remeasurement loss related to defined benefit plan	—	—	—	(59,480)	—	(59,480)	(93)	(59,573)
Equity related to non-current assets held for sale	—	—	—	(4,709)	—	(4,709)	—	(4,709)
Dividends to hybrid securities	—	—	—	—	(75,603)	(75,603)	—	(75,603)
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—
Capital adjustment fluctuation (subsidiaries)	—	—	5	—	—	5	(18)	(13)

June 30, 2018	3,381,392	2,763,256	285,885	(2,113,798)	16,473,453	20,790,188	206,423	20,996,611

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2019	3,381,392	3,161,963	285,889	(2,213,970)	17,124,657	21,739,931	213,113	21,953,044
Acquisition of subsidiaries	19,430	—	25,878	—	—	45,308	10	45,318
Transfer of hybrid securities to non-controlling interests	—	(3,161,963)	—	—	—	(3,161,963)	3,161,963	—
Net income	—	—	—	—	1,179,688	1,179,688	92,275	1,271,963
Dividends to common stocks	—	—	—	—	(437,626)	(437,626)	(2,002)	(439,628)
Stock issuance costs	—	—	(3)	—	—	(3)	—	(3)
Gain on redemption of treasury stock	—	—	—	17,230	—	17,230	—	17,230
Net gain on valuation of financial assets at FVTOCI	—	—	—	6,491	—	6,491	69	6,560
Changes in other comprehensive loss due to disposal of equity securities at FVTOCI	—	—	—	27,002	(27,002)	—	—	—
Share of other comprehensive loss of joint ventures and associates	—	—	—	(418)	—	(418)	—	(418)
Gain on foreign currency translation of foreign operations	—	—	—	94,591	—	94,591	8,203	102,794
Loss on valuation of cash flow hedge	—	—	—	(1,170)	—	(1,170)	—	(1,170)
Remeasurement of the net defined benefit liability	—	—	—	(39,029)	—	(39,029)	(239)	(39,268)
Dividends to hybrid securities	—	—	—	—	—	—	(78,290)	(78,290)
Appropriation of retained earnings	—	—	—	368	(368)	—	—	—
Subsidiaries capital adjustment fluctuation	—	—	99	—	—	99	(13)	86

June 30, 2019 (*)	3,400,822	—	311,863	(2,108,905)	17,839,349	19,443,129	3,395,089	22,838,218

(*) The consolidated interim statement of changes in equity for the six months ended June 30, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of changes in equity for the six months ended June 30, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED)

	For the six months ended June 30
	2019 (*)	2018 (Note 46)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,271,963	1,316,316
Adjustments:
Income tax expense	456,119	485,216
Interest income	(5,277,692)	(4,643,416)
Interest expense	2,346,640	1,878,942
Dividend income	(64,583)	(49,704)

	(2,539,516)	(2,328,962)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	136,546	—
Loss on financial assets at FVTOCI	164	477
Loss on transaction and valuation of derivatives (designated for hedging)	1,524	62,366
Loss on hedged items (fair value hedge)	90,198	—
Provision for liabilities	13,972	38,553
Share of losses of investments in joint ventures and associates	8,442	16,809
Loss on disposal of investments in joint ventures and associates	—	2,931
Retirement benefits	83,071	71,631
Depreciation and amortization	226,632	126,886
Loss on disposal of premises and equipment, intangible assets and other assets	1,248	221
Impairment loss on premises and equipment, intangible assets and other assets	1,680	2

	563,477	319,876

Deduction of revenues not involving cash inflows:
Reversal of impairment losses due to credit loss	—	28,438
Gain on financial instruments at FVTPL	85,953	167,268
Gain on financial assets at FVTOCI	3,609	1,764
Gain on disposal of securities at amortized cost	—	431
Gain on transaction and valuation of derivatives (designated for hedging)	118,154	28,943
Gain on hedged items (fair value hedge)	—	66,555
Reversal of provisions and others	3,375	1,220
Gain from valuation on share of investments in joint ventures and associates	19,299	15,347
Gain on disposal of premises and equipment, intangible assets and other assets	1,302	17,037
Reversal of impairment loss on premises and equipment, intangible assets and other assets	722	341

	232,414	327,344

Changes in operating assets and liabilities:
Financial instruments at FVTPL	747,897	440,367
Loans and other financial assets at amortized cost	(11,154,473)	(10,667,142)
Other assets	151,747	85,119
Deposits due to customers	7,426,159	3,149,083
Provisions	(6,843)	(26,838)
Net defined benefit liability	(117,182)	(97,206)
Other financial liabilities	3,673,978	7,366,307
Other liabilities	(10,093)	11,536

	711,190	261,226

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018 (UNAUDITED) (CONTINUED)

	For the six months ended June 30
	2019 (*)	2018 (Note 46)
	(Korean Won in millions)
Interest income received	5,108,638	4,609,449
Interest expense paid	(2,120,787)	(1,776,933)
Dividends received	64,689	49,917
Income tax paid	(272,284)	(312,471)

Net cash provided by operating activities	2,554,956	1,811,074

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL	6,206,458	5,316,190
Disposal of financial assets at FVTOCI	4,984,305	4,280,921
Redemption of securities at amortized cost	4,803,559	4,873,896
Disposal of investments in joint ventures and associates	26,691	3,855
Disposal of investment properties	22	2,076
Disposal of premises and equipment	6,973	119
Disposal of intangible assets	995	3,779
Disposal of assets held for sale	—	50,190
Net cash flows due to acquisition of subsidiaries	6,131	—

	16,035,134	14,531,026

Cash out-flows from investing activities:
Net cash in-flows of business combination	—	71,559
Acquisition of financial assets at FVTPL	7,540,803	5,342,987
Acquisition of financial assets at FVTOCI	12,214,487	5,075,580
Acquisition of securities at amortized cost	2,353,102	5,829,462
Acquisition of investments in joint ventures and associates	8,915	20,048
Acquisition of investment properties	135,974	7,311
Acquisition of premises and equipment	97,859	42,695
Acquisition of intangible assets	65,350	107,344

	22,416,490	16,496,986

Net cash used in investing activities	(6,381,356)	(1,965,960)

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	7,924,071	4,972,075
Issuance of debentures	14,119,727	10,100,189
Disposal of treasury stock	256,415	—

	22,300,213	15,072,264

Cash out-flows from financing activities:
Decrease in borrowings	5,182,146	4,114,751
Repayment of debentures	12,544,547	11,441,709
Acquisition of treasury stock	184,164	—
Repayment of lease liability	95,887	—
Payment of stock issuance related expenses	16,326	—
Dividends paid	437,626	336,636
Dividends paid on hybrid securities	78,059	75,683
Redemption of hybrid securities	—	255,000
Dividends paid on non-controlling interest	2,002	2,108

	18,540,757	16,225,887

Net cash provided by/used in financing activities	3,759,456	(1,153,623)

Net decrease in cash and cash equivalents	(66,944)	(1,308,509)
Cash and cash equivalents, beginning of the period	6,747,894	6,908,286
Effects of exchange rate changes on cash and cash equivalents	157,626	320,791

Cash and cash equivalents, end of the period	6,838,576	5,920,568

(*) The consolidated interim statement of cash flows for the six months ended June 30, 2019 was prepared applying IFRS 16, and the comparative consolidated interim statement of cash flows for the six months ended June 30, 2018 was not restated.

See accompanying notes

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2019 AND FOR THE THREE MONTHS AND SIX MONTHS ENDED

JUNE 30, 2019 AND 2018 (Note 46)

1.	GENERAL

(1)	Summary of the parent company

Effective as of January 11, 2019, Woori Financial Group Inc. (hereinafter referred to the “Group”) was established in accordance with the Financial Holding Companies Act for the main purposes of controlling subsidiaries that operate financial business and similar business closely related to finance, through comprehensive stock transfer under Article 360-15 of the Korean Commercial Code of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd. and Woori Private Equity Asset Management Co., Ltd..

The head office of the Company is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. As of June 30, 2019, the common stock of the Company amounts to 3,400,822 million Korean won, and the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Company holds 124,604,797 shares (18.32% ownership interest) of the Company’s shares issued. The Company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADS are being traded as the original stock on the New York Stock Exchange since the same date.

The stock transfer of the Company and its subsidiaries is as follows:

Subsidiaries	Total number of issued shares	Exchange ratio per share	Number of shares in the Company
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

On June 21, 2019, during the Board of Directors meeting, the Group decided to enter into a purchase and comprehensive stock exchange agreement with Woori Bank to acquire a 59.8% interest in Woori Financial Group, which is currently held by Woori Bank. The date of purchase and stock exchange date with Woori Bank is September 10, 2019. In addition, the board of directors decided to purchase 59.83% of the shares of Woori Investment Bank owned by its subsidiary Woori Bank for KRW 392,795 million to convert it from a an indirect subsidiary to into a direct subsidiary of Woori Financial Group and signed a share purchase agreement on the same date. The equity acquisition is expected to end on September 10, 2019

(2)	The consolidated financial statements for Woori Financial Group and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	June 30, 2019	December 31, 2018
Woori Financial Group Inc.:
Woori Bank	Banking	100.0	—	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	—	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	—	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	—	Korea	June 30
Woori Fund Service Co., Ltd.	Finance	100.0	—	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	—	Korea	June 30
Woori Bank:
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	—	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	—	100.0	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	—	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Finance	—	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	”	—	100.0	Korea	June 30
Woori America Bank	”	100.0	100.0	U.S.A.	June 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	”	100.0	100.0	China	June 30
AO Woori Bank	”	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	June 30
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	June 30
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	June 30
Wealth Development Bank	”	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	June 30
WB Finance Co., Ltd.	”	100.0	100.0	Cambodia	June 30
Woori Bank Europe	”	100.0	100.0	Germany	June 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri Display 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Tiger Eyes 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri Display 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori Dream 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori H 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori HS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori HS 2nd Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	June 30, 2019	December 31, 2018
Woori Sinnonhyeon 1st Inc. (*1)	”	0.0	0.0	Korea	June 30
Woori K 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri S 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Smart Casting Inc. (*1)	”	0.0	0.0	Korea	June 30
Uri Display 3rd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
TY 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori HJ 2nd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori-HJ 3rd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori KJ The 2nd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori KC No.1 Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori Lake 1st., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori QSell 2nd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Quantum Jump the 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Quantum Jump the 2nd Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori BK the 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori-HC 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Wivi Synergy 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
ATLANTIC TRANSPORTATION 1 S.A. (*1)	”	0.0	—	Republic of the Marshall	June 30
G5 Pro Short-term Bond Investment Fund 13 (*2)	Securities investment and others	100.0	100.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*2)	”	98.5	98.5	Korea	June 30
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*2)	”	98.0	98.0	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*2)	”	97.3	97.3	U.K	June 30
Consus Sakhalin Real Estate Investment Trust 1st (*2)	”	75.0	75.0	Korea	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*2)	”	99.0	—	Korea	June 30
Igis Australia Investment Trust No. 209-1 (*2)	”	99.4	—	Korea	June 30
JR Investment Trust No. 12 (*2)	”	99.2	—	Korea	June 30
Principal Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	June 30
Principal and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2:
MAGI No.5 LuxCo S.a.r.l. (*1)	Asset securitization	0.0	—	Luxemburg	June 30
ADP 16 Brussels (*1)	”	0.0	—	Belgium	June 30
JR Investment Trust No. 12:
Oceanos Global LLC (*1)	Asset securitization	0.0	—	Korea	June 30
Woori Investment Bank Co., Ltd.:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	June 30
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Seari Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Woori Card Co., Ltd.:
TUTU Micro Finance	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	June 30
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements as of (2019)
Subsidiaries	Main business	June 30, 2019	December 31, 2018
Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd.:
Japanese Hotel Real Estate Private Equity Fund 1 (*2)	Securities investment and others	45.5	—	Korea	June 30
Oceanos Global LLC and Japanese Hotel Real Estate Private Equity Fund 1:
Godo Kaisha Oceanos 1 (*2)	Other finance	0.0	—	Japan	June 30

(*1)

The entity is a structured entity for the purpose of asset securitization and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*2)

The entity is a structured entity for the purpose of investment in securities and is in scope for consolidation. The Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets (“FISCM”) Act and is in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(3)

As of June 30, 2019 and December 31, 2018, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control them:

	June 30, 2019
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund(*)	Korea	Securities investment	55.2

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

	December 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investment	60.0
Mirae Asset Seobu Underground Expressway Professional Investment (*)	Korea	Securities investment	65.8
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities investment	89.6
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities investment	75.0
KB Nongso Sewage Treatment Equipment Private Special Asset (*)	Korea	Securities investment	50.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund No. 1 (*)	Korea	Securities investment	52.4

(*)

The Group owns the majority ownership interest in these private equity trusts, but has no power on the investees’ relevant activities. As a result, it is deemed that the Group has no power or control on the structured entities.

(4)

The summarized financial information of the subsidiaries whose financial information was prepared under IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the six months ended June 30, 2019
Name of subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	359,303,207	337,207,541	12,098,815	1,232,403	1,285,720
Woori FIS Co., Ltd.	77,886	49,639	123,847	(4,602)	(4,602)
Woori Finance Research Institute Co., Ltd.	5,616	2,099	2,825	178	185
Woori Credit Information Co., Ltd.	37,144	8,049	18,829	809	560
Woori Fund Service Co., Ltd.	15,194	1,326	5,339	860	860
Woori Private Equity Asset Management Co., Ltd.	38,715	2,248	1,561	(883)	(915)

	As of and for the year ended December 31, 2018
Name of subsidiaries (*)	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	96,260	63,412	271,651	2,840	269
Woori Private Equity Asset Management Co., Ltd.	38,820	1,439	1,713	(2,794)	(2,843)
Woori Finance Research Institute Co., Ltd.	3,891	560	4,708	7	(109)
Woori Card Co., Ltd.	9,987,057	8,305,093	1,371,301	114,767	106,517
Woori Investment Bank Co., Ltd.	2,682,660	2,367,418	205,446	25,552	25,533
Woori Credit Information Co., Ltd.	34,921	6,386	36,883	1,657	1,411
Woori America Bank	2,182,454	1,878,117	90,975	20,510	32,335
Woori Global Markets Asia Limited	517,627	392,216	18,748	5,144	9,647
Woori Bank China Limited	5,470,927	4,953,813	366,973	21,879	19,194
AO Woori Bank	305,521	256,260	19,433	5,163	(3,234)
PT Bank Woori Saudara Indonesia 1906 Tbk	2,355,975	1,853,768	192,719	40,385	27,109
Banco Woori Bank do Brasil S.A.	179,130	149,146	13,971	1,262	(2,326)
Korea BTL Infrastructure Fund	777,437	299	29,760	26,057	26,057
Woori Fund Service Co., Ltd.	14,448	1,440	10,052	1,597	1,597
Woori Finance Cambodia PLC.	93,239	71,133	11,038	2,826	3,676
Woori Finance Myanmar Co., Ltd.	19,340	6,886	4,496	640	(1,256)
Wealth Development Bank	218,134	184,344	13,668	80	(451)
Woori Bank Vietnam Limited	954,580	720,554	48,716	10,710	13,618
WB Finance Co., Ltd.	268,794	225,655	24,310	2,421	2,329
Woori Bank Europe	58,399	311	5	(5,959)	(5,974)
Money trust under the FISCM Act	1,582,765	1,552,594	54,860	259	259
Structured entity for asset securitization	1,369,745	1,786,869	53,578	4,990	(5,681)
Structured entity for the investments in securities	63,676	142	1,826	(1,299)	(3,009)

(*)	The financial information of major subsidiaries as of December 31, 2018 was prepared based on Woori Bank, the previous parent company as of that date.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and others. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the FISCM Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with IFRS 10 are as follows:

The ownership interests on unconsolidated structured entities that the Group holds are classified into asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group transfers related risks from the issuance of asset-backed securities through purchase commitments of asset-backed securities or credit grants, and the Group recognizes related interest or fee revenue. There are entities that provide additional fund and conditional debt acquisition commitment before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose vehicles for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals, and acquires funds through equity investments or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, valuation and trade gains or losses on ownership interest, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor at the same basis with ‘structured finance’, and may be exposed to losses due to reduction in investment value.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of June 30, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions). The maximum exposure to risks include amounts that are likely to be determined upon satisfaction of certain criteria from investment assets, purchase agreements, credit grant, etc.

	June 30, 2019
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,883,840	62,637,381	23,917,567
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,528,859	2,717,891	1,963,389
Financial assets at FVTPL	239,318	46,639	1,387,261
Financial assets at FVTOCI	1,308,441	42,899	—
Financial assets at amortized cost	1,979,845	2,611,893	319,148
Investments in joint ventures and associates	—	7,555	256,980
Derivative assets	1,255	8,905	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,213	765	26
Derivative liabilities	—	66	—
Other liabilities (including provisions)	1,213	699	26
The maximum exposure to risks	4,149,598	3,546,652	2,580,449
Investments	3,528,859	2,717,891	1,963,389
Credit facilities	620,739	828,761	617,060
Loss recognized on unconsolidated structured entities	—	1,993	2,295

	December 31, 2018
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	6,796,235	58,161,494	11,138,822
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,571,835	2,831,842	1,530,767
Financial assets at FVTPL	285,156	70,219	1,197,844
Financial assets at FVTOCI	281,919	48,961	—
Financial assets at amortized cost	2,003,921	2,511,055	71,150
Investments in joint ventures and associates	—	197,393	261,773
Derivative assets	839	4,214	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,260	905	—
Derivative liabilities	116	248	—
Other liabilities (including provisions)	1,144	657	—
The maximum exposure to risks	3,252,329	3,408,271	1,587,325
Investments	2,571,835	2,831,842	1,530,767
Credit facilities	680,494	576,429	56,558
Loss recognized on unconsolidated structured entities	5,764	11,609	13,868

(7)

The share of non-controlling interests on the net income and equity of subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows: (Unit: Korean Won in millions):

i)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2019	December 31, 2018
Woori Bank(*)	3,161,963	—
Woori Investment Bank Co., Ltd.	139,042	130,088
PT Bank Woori Saudara Indonesia 1906 Tbk	77,945	68,250
Wealth Development Bank	17,924	16,557

(*) Hybrid securities issued by Woori Bank

ii)	Net income or loss attributable to non-controlling interests

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Woori Bank(*)	78,290	—
Woori Investment Bank Co., Ltd.	8,964	5,912
PT Bank Woori Saudara Indonesia 1906 Tbk	4,920	4,508
Wealth Development Bank	79	(1)

(*) Hybrid securities issued by Woori Bank

iii)	Dividends to non-controlling interests

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Woori Bank(*)	78,290	—
PT Bank Woori Saudara Indonesia 1906 Tbk	1,981	2,082

(*) Interests on hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group’s consolidated interim financial statements are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and IFRS 10, Consolidated Financial Statements. It is necessary to use the Woori Bank’s annual consolidated financial statements for the year ended December 31, 2018 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the Woori Bank’s annual consolidated financial statements as of and for the year ended December 31, 2018.

(1)	Lease

The Group initially applied IFRS 16 on January 1, 2019. Other accounting standards enacted from January 1, 2019 are not expected to have material impacts on the Group’s consolidated financial statements.

IFRS 16 introduces an accounting model for the single lessee and as a result, the Group, as a lessee, recognizes right-of-use assets which represent a lessee’s right to use an underlying asset and lease liabilities which represent an obligation to make lease payments. An accounting model for the lessor is similar to the previous accounting policy.

The Group recognized the cumulative effects due to the initial application of IFRS 16 on January 1, 2019, which is the date of initial application. Therefore, the comparative financial information applies IAS 17 and the related interpretations as reported previously, and was not restated. The details of the changes to the accounting policy are described below.

i)	Definition of lease

Previously, the Group determined whether an arrangement is, or contains, a lease on the arrangement date by applying IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’. The Group currently determines whether the contract is, or contains, a lease, based on the new definition of lease. According to IFRS 16, a contract is, or contains lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time.

On the date of initial application for IFRS 16, the Group elected to apply a practical expedient which does not require the Group to reassess whether the contract is a lease. The Group applied IFRS 16 only to the contracts that are previously identified as a lease and did not reassess the contracts that are not identified as a lease in line with IAS 17 and IFRIC 4. Therefore, the definition of lease under IFRS 16 is only applicable to contracts that are entered into or modified after January 1, 2019.

For a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease and non-lease components.

The Group elected not to recognize right-to-use assets and lease liabilities for certain leases of low-value assets (e.g. IT equipment) and short-term leases (remaining lease period of less than one year). The Group will recognize the related lease payments as expenses equally over the lease period.

ii)	Lessee

The Group leases various assets, including buildings, vehicles and IT equipment.

Previously, the Group classified its leases either as operating lease or as finance lease based on whether the lease substantially transfers the risk and reward of owning the underlying assets. According to IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most of its leases, which means most of its leases are presented in the consolidated statement of financial position.

For the right-of-use assets that do not satisfy the definition of an investment property, the Group presents those assets as the same item as the item that the corresponding underlying asset would have been presented for. Right-of-use assets that meet the definition of investment properties would be presented as investment properties.

The Group presents lease liability as other financial liabilities in the consolidated statement of financial position.

1)	Significant accounting policy

At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability. For initial recognition, a right-of-use asset is measured at a cost less any accumulated depreciation and any accumulated impairment losses, adjusted for any remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Group’s incremental borrowing rate can be used. Generally, the Group uses incremental borrowing rate as a discount rate.

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when an index or a rate changes, amounts expected to be payable under residual value guarantees changes, and when assessment of whether the Group is reasonably certain to exercise the purchase option and extension option changes.

A Group exercises judgment when determining the lease term for some contracts that contain extension options. The assessment on whether the Group is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

2)	Transition requirements

For leases previously classified as operating leases applying IAS 17, the Group measures lease liabilities at the present value of the remaining lease payments using the Bank’s incremental borrowing rates as of January 1, 2019. However, the Group elected not to apply recognition, measurement and presentation requirements for certain leases of low-value assets and short-term leases. A right-of-use asset is measured using one of the following methods.

•	The same amount as the lease liability (adjusted for any advanced payments or payables). The Group adopts this method for all its leases.

For leases previously classified as operating leases applying IAS 17, the Group applies the following practical expedient when applying IFRS 16.

•	Any initial direct cost is excluded from the measurement of right-of-use assets on the date of initial application.

•

As an alternative to impairment review, IAS 37 ’Provisions, Contingent Liabilities and Contingent Assets’ is applied immediately prior to the date of initial application to determine whether the leases are onerous.

•	Right-of-use assets and lease liabilities are not recognized for a short-term lease (remaining lease term of 12 months or less).

•	Hindsight is used when determining a lease term for contracts that contain extension option or termination option.

iii)	Lessor

The Group provides investment properties as leases and classifies those leases as an operating lease. The accounting policy applied by the Group as a lessor does not differ from the one defined under IAS 17.

There is no need for the Group to make any adjustment for leases as a lessor as of the transition date. However, when the Group allocates the consideration in the contract to the lease and non-lease components, IFRS 15 ‘Revenue from Contracts with Customers’ is applied.

iv)	Impacts to the financial statements

1)	Impacts at the point of transition

As of the transition to IFRS 16, the Group additionally recognized the right-of-use assets and lease liabilities, and the impacts are as follows (Unit: Korean won in millions):

January 1, 2019
Right-of-use assets presented as premises and equipment(*)	405,268
Lease liability(*)	348,024

(*)	The differences have occurred due to prepaid, unpaid lease payments, transfer, etc., there is no effect on retained earnings.

When measuring lease liabilities for leases that were previously classified as operating lease, the Group used its incremental borrowing rate as of January 1, 2019 as the discount rate. The applied weighted-average incremental borrowing rate is 2.0 ~ 5.6%.

January 1, 2019
Operating leases as of December 31, 2018	367,899
- Recognition exemption for leases of low-value assets	233
- Recognition exemption for leases with remaining lease period of 12 months or less at the transition date	214
Operating leases as of December 31, 2018 after deducting the recognition exemption for leases	367,452
Amount discounted by incremental borrowing rate on January 1, 2019	348,024

Lease liabilities recognized on January 1, 2019	348,024

2)	Impacts during the transition

The Group recognized depreciation expenses and interest expenses instead of the operating lease expenses for the leases in line with IFRS 16. For the six months ended June 30, 2019, the Group recognized depreciation expenses of 93,285 million Won (88,482 million Won for Building, 4,803 million for Properties for business use) and interest expenses of 3,911 million Won.

(2)	Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions that affect the asset, liabilities, revenue, expenses, and the application of accounting policies. Thus, actual results may differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the Woori Bank’s consolidated financial statements for the year ended December 31, 2018.

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the risk management organization analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Group.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Group’s management strategy and by determining the Group’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Group Risk Management Council, which is composed of the risk management officers of the subsidiaries, to periodically check and improve the external environment and the Group’s risk burden. The Risk Management Department, which is independently structured, controls the risk management matter of the Group and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty refuses to fulfill or lost the ability to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

i)	Credit risk management

The Group considers the probability of customers or contractual counterparties failing to perform their obligation, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods, in addition to quantitative methods using financial statements, and evaluator’s judgment.

To manage the credit risk limit, the Group establishes the appropriate credit line per obligor, company and industry through monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group uses a series of techniques to mitigate credit risk resulting from the assets through financial and physical collateral, guarantees, netting agreements and credit derivative purchases which are less correlated with the borrower’s credit status for the asset held by the Group. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collaterals reflecting such credit risk mitigation.

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2019	December 31, 2018
Loans and other financial assets at amortized cost	Korean treasury and government agencies	11,507,340	13,547,154
	Banks	27,545,324	22,283,842
	Corporates	101,024,847	96,627,671
	Consumers	154,526,695	149,998,911

	Sub-total	294,604,206	282,457,578

Financial assets at FVTPL	Due from banks	23,987	26,935
	Debt securities	1,814,121	1,824,155
	Loans	157,244	385,450
	Derivative assets	3,028,246	2,026,079

	Sub-total	5,023,598	4,262,619

Financial assets at FVTOCI	Debt securities	24,677,108	17,112,249
Securities at amortized cost	Debt securities	20,493,447	22,932,559
Derivative assets	Derivative assets (designated for hedging)	116,272	35,503
Off-balance accounts	Guarantees	12,970,405	12,666,417
	Unused loan commitments	104,217,271	97,796,704

	Sub-total	117,187,676	110,463,121

	total	462,102,307	437,263,629

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2019
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	269,340,578	4,820,712	6,120,448	1,655,504	1,182,631	11,484,333	294,604,206
Securities at amortized cost	20,167,999	—	71,249	—	—	254,199	20,493,447
Financial assets at FVTPL	5,022,290	484	—	—	823	—	5,023,597
Financial assets at FVTOCI	22,443,720	336,406	166,150	97,470	2,343	1,631,019	24,677,108
Derivative assets (designated for hedging)	116,272	—	—	—	—	—	166,272
Off-balance accounts	114,032,351	817,179	411,573	94,333	43,219	1,789,021	117,187,676

Total	431,123,210	5,974,781	6,769,420	1,847,307	1,229,016	15,158,572	462,102,306

	December 31, 2018
	Korea	China	U.S.A	U.K	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	261,547,407	4,592,153	4,597,119	1,526,532	893,354	9,301,013	282,457,578
Securities at amortized cost	22,757,048	—	70,578	—	—	104,933	22,932,559
Financial assets at FVTPL	4,261,110	1,243	—	—	266	—	4,262,619
Financial assets at FVTOCI	15,697,518	261,085	103,755	24,960	2,247	1,022,684	17,112,249
Derivative assets (designated for hedging)	35,503	—	—	—	—	—	35,503
Off-balance accounts	107,632,858	801,978	343,323	136,727	35,000	1,513,235	110,463,121

Total	411,931,444	5,656,459	5,114,775	1,688,219	930,867	11,941,865	437,263,629

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2019
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	50,521,769	34,798,708	44,068,527	3,560,387	150,377,035	11,277,780	294,604,206
Securities at amortized cost	749,564	—	11,484,991	475,252	—	7,783,640	20,493,447
Financial assets at FVTPL	158,113	150,691	3,846,770	10,553	17,041	840,429	5,023,597
Financial assets at FVTOCI	260,972	72,261	19,713,936	244,940	5,726	4,379,273	24,677,108
Derivative assets (designated for hedging)	—	—	116,272	—	—	—	116,272
Off-balance accounts	18,394,042	24,126,401	10,512,164	4,053,522	53,158,148	6,943,399	117,187,676

Total	70,084,460	59,148,061	89,742,660	8,344,654	203,557,950	31,224,521	462,102,306

	December 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,319,987	34,972,072	40,338,823	3,295,967	145,715,074	9,815,655	282,457,578
Securities at amortized cost	1,157,512	—	13,414,743	527,847	—	7,832,457	22,932,559
Financial assets at FVTPL	120,659	153,159	3,117,845	16,118	7,614	847,224	4,262,619
Financial assets at FVTOCI	382,409	109,749	13,017,646	224,665	5,535	3,372,245	17,112,249
Derivative assets (designated for hedging)	—	—	35,503	—	—	—	35,503
Off-balance accounts	17,645,104	22,300,388	9,654,685	4,146,708	49,948,865	6,767,371	110,463,121

Total	67,625,671	57,535,368	79,579,245	8,211,305	195,677,088	28,634,952	437,263,629

iii)	Credit risk exposure

The allowance to be recognized under IFRS 9 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition (*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of the reporting period	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of the reporting period.

The Group has estimated the allowance for credit losses based on an estimation model considering historical experience losses with additional consideration for forward-looking information.

The probability of default and loss at given default per financial asset considering factors such as the type of borrowers, credit rating, portfolio, etc. are used in estimation of allowance for expected credit losses and the estimation is reviewed periodically to reduce the difference of expected losses and actual losses.

The Group also measures expected credit losses by using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indexes. The methods for the estimation of forward-looking are also regularly reviewed.

At the end of each reporting period, the Group assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Group uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment has been noted for the financial asset

a)	Financial assets

The credit quality of the financial assets as of June 30, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	June 30, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	264,755,067	17,856,020	6,444,799	5,647,360	1,597,624	296,300,870	(1,696,664)	294,604,206
Korean treasury and government agencies	11,508,277	1,484	41	—	1	11,509,753	(2,413)	11,507,340
Banks	27,345,163	198,310	4,273	2,286	21,817	27,571,849	(26,525)	27,545,324
Corporates	81,637,421	15,588,668	568,094	3,355,605	898,669	102,048,457	(1,023,610)	101,024,847
General business	45,760,652	6,683,048	432,456	1,566,906	560,550	55,003,612	(644,410)	54,359,202
Small- and medium-sized enterprise	31,408,969	8,484,006	74,011	1,687,170	300,476	41,954,632	(341,961)	41,612,671
Project financing and others	4,467,800	421,614	61,627	101,529	37,643	5,090,213	(37,239)	5,052,974
Consumers	144,264,256	2,067,558	5,872,391	2,289,469	677,137	155,170,811	(644,116)	154,526,695
Securities at amortized cost	20,499,608	—	—	—	—	20,499,608	(6,161)	20,493,447
Financial assets at FVTOCI (*4)	24,535,671	131,411	10,026	—	—	24,677,108	(7,872)	24,677,108

Total	309,790,346	17,987,431	6,454,825	5,647,360	1,597,624	341,477,586	(1,710,697)	339,774,761

	June 30, 2019
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	169,960,895	8,964,612	759,556	179,685,063
Korean treasury and government agencies	11,600	—	—	11,600
Banks	543,658	2,239	1,812	547,709
Corporates	54,368,949	2,412,376	475,670	57,256,995
General business	21,663,496	1,023,802	242,968	22,930,266
Small- and medium-sized enterprise	30,986,775	1,340,572	206,665	32,534,012
Project financing and others	1,718,678	48,002	26,037	1,792,717
Consumers	115,036,688	6,549,997	282,074	121,868,759
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	169,960,895	8,964,612	759,556	179,685,063

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

	December 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	252,921,186	17,624,416	6,330,382	5,739,850	1,693,148	284,308,982	(1,851,404)	282,457,578
Korean treasury and government agencies	13,549,305	1,009	1	—	—	13,550,315	(3,161)	13,547,154
Banks	22,163,951	105,583	27,777	—	14,307	22,311,618	(27,776)	22,283,842
Corporates	77,160,502	15,550,301	655,907	3,424,215	1,034,030	97,824,955	(1,197,284)	96,627,671
General business	43,173,952	6,474,057	526,303	1,723,704	716,722	52,614,738	(817,002)	51,797,736
Small- and medium-sized enterprise	29,510,917	8,527,542	107,998	1,547,761	277,825	39,972,043	(335,469)	39,636,574
Project financing and others	4,475,633	548,702	21,606	152,750	39,483	5,238,174	(44,813)	5,193,361
Consumers	140,047,428	1,967,523	5,646,697	2,315,635	644,811	150,622,094	(623,183)	149,998,911
Securities at amortized cost	22,939,039	—	195	—	250	22,939,484	(6,925)	22,932,559
Financial assets at FVTOCI (*4)	16,940,654	146,442	25,153	—	—	17,112,249	(6,177)	17,112,249

Total	292,800,879	17,770,858	6,355,730	5,739,850	1,693,398	324,360,715	(1,864,506)	322,502,386

	December 31, 2018
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	163,329,105	8,836,440	698,593	172,864,138
Korean treasury and government agencies	11,600	—	—	11,600
Banks	361,024	3,334	—	364,358
Corporates	51,595,949	2,509,620	426,325	54,531,894
General business	19,907,948	1,167,993	241,651	21,317,592
Small- and medium-sized enterprise	29,780,716	1,291,222	184,674	31,256,612
Project financing and others	1,907,285	50,405	—	1,957,690
Consumers	111,360,532	6,323,486	272,268	117,956,286
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*4)	—	—	—	—

Total	163,329,105	8,836,440	698,593	172,864,138

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*4)	Financial assets at FVTOCI are disclosed at the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments on June 30, 2019 and December 31, 2018 is as follows (Unit: Korean won in millions):

	June 30, 2019
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,155,531	1,318,062	1,938	361,083	133,791	12,970,405
Loan commitments	98,440,253	3,255,377	1,554,759	945,175	21,707	104,217,271

Total	109,595,784	4,573,439	1,556,697	1,306,258	155,498	117,187,676

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2018
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Off-balance accounts
Guarantees	11,212,772	1,063,551	7,147	261,599	121,348	12,666,417
Loan commitments	91,734,567	3,632,586	1,529,330	880,518	19,703	97,796,704

Total	102,947,339	4,696,137	1,536,477	1,142,117	141,051	110,463,121

(*1)	Credit rating of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit rating of corporates are A- ~ BBB, and consumers are grades 1 ~ 6.
(*3)	Credit rating of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

iv)	Collateral and other credit enhancements

There have been no significant decreases in the value of collateral or other credit enhancements held by the Group during the current period or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of June 30, 2019, there are no financial assets that do not recognize loss allowance due to collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

i)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses both a standard-based and an internal model-based approach to measure market risk from trading activities. The internal model-based approach is used to calculate general capital market risk of the required capital and it is used as a means to internal risk management. The Value at Risk (VaR) methodology is used to manage and measure market risk.

VaR is a statistical method of estimating the potential loss on the portfolio due to unfavorable changes in the market, and shows maximum expected losses under certain level of confidence (99%).

The minimum, maximum and average VaR of the Group for the six months ended June 30, 2019 and for the year ended December 31, 2018, respectively, and the VaR of the Group as of June 30, 2019 and December 31, 2018, respectively, are as follows (Unit: Korean Won in millions):

	June 30, 2019	For the six months ended June 30, 2019			December 31, 2018	For the year ended December 31, 2018
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	3,829	3,001	4,458	1,176	3,107	3,702	5,528	1,730
Stock price	1,787	2,957	5,935	1,146	2,353	2,669	5,081	1,138
Foreign currencies	5,628	4,830	5,628	4,395	4,972	4,678	6,136	3,439
Commodity price	—	3	32	—	—	3	24	—
Diversification	(5,112)	(4,921)	(8,271)	(2,339)	(4,445)	(4,869)	(8,155)	(1,815)

Total VaR (*)	6,132	5,870	7,782	4,378	5,987	6,183	8,614	4,492

(*)	VaR (Value at Risk): Maximum expected losses

The Group monitors the appropriateness of the VaR model through post-verification and periodically analyzes the impact of the Stress Scenario in order to estimate the loss from extreme market volatility that cannot be managed through VaR.

b)	Non-trading activities

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum expected changes in profit or loss, which indicates the maximum reduction in the net interest income during certain future period of time(e.g. 1 year) caused by the unfavorable changes in the interest rate. Interest rate VaR shows the potential maximum loss, which indicates the maximum reduction in the net portfolio value from certain present or future point in time, caused by the unfavorable changes in the interest rate.

The NII and NPV, calculated by applying the scenario responding to interest rate (“IR”) changes on the assets and liabilities of subsidiaries including the Bank and the consolidated trusts, are as follows (Unit: Korean Won in millions):

	June 30, 2019		December 31, 2018
	NII (*1)	NPV (*2)	NII (*1)	NPV (*2)
Base case	4,889,230	24,861,835	4,895,332	24,636,678
Base case (Prepay)	4,905,547	24,375,395	4,887,799	24,225,946
IR 100bp up	5,479,586	24,522,224	5,575,470	24,415,761
IR 100bp down	4,408,512	25,257,101	4,329,543	24,907,344
IR 200bp up	6,411,850	24,226,000	6,603,132	24,232,738
IR 200bp down	3,652,947	25,726,391	3,508,859	25,245,667
IR 300bp up	7,274,268	23,964,594	7,560,155	24,079,415
IR 300bp down	3,552,306	26,298,739	3,352,267	25,680,084

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest rate EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and the consolidated trusts are as follows (Unit: Korean Won in millions):

June 30, 2019		December 31, 2018
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
261,933	123,440	248,364	141,484

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

Cash flows (both principal and interest) from non-trading, interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	151,801,798	45,182,575	15,779,584	14,967,424	54,009,210	4,481,543	286,222,134
Financial assets at FVTPL	100,184	67,230	31,438	18,353	120,308	27,279	364,792
Financial assets at FVTOCI	4,479,264	2,921,816	3,090,171	4,382,622	9,966,042	373,114	25,213,029
Securities at amortized cost	1,995,300	1,974,978	1,529,250	1,784,784	13,810,812	409,440	21,504,564

Total	158,376,546	50,146,599	20,430,443	21,153,183	77,906,372	5,291,376	333,304,519

Liability:
Deposits due to customers	98,239,102	49,726,577	39,767,698	27,720,795	42,236,252	62,373	257,752,797
Borrowings	11,312,555	2,987,778	852,764	693,598	3,225,130	524,795	19,596,620
Debentures	2,206,067	2,607,508	2,430,271	2,894,791	20,712,552	1,869,346	32,720,535

Total	111,757,724	55,321,863	43,050,733	31,309,184	66,173,934	2,456,514	310,069,952

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	159,894,065	45,387,214	8,878,060	9,903,959	46,459,450	4,201,379	274,724,127
Financial assets at FVTPL	371,984	32,278	24,951	64,838	145,121	27,536	666,708
Financial assets at FVTOCI	2,579,442	1,775,435	1,486,953	2,223,494	9,289,742	185,320	17,540,386
Securities at amortized cost	2,449,416	2,251,180	1,735,698	1,946,948	15,177,608	402,671	23,963,521

Total	165,294,907	49,446,107	12,125,662	14,139,239	71,071,921	4,816,906	316,894,742

Liability:
Deposits due to customers	100,232,916	44,207,416	29,419,951	35,427,657	40,130,055	72,276	249,490,271
Borrowings	9,971,680	1,924,390	670,404	518,167	2,723,156	626,364	16,434,161
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176

Total	112,358,512	48,548,289	32,291,425	38,530,054	61,808,611	3,101,717	296,638,608

ii)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30 2019
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	28,478	32,943,158	140,279	1,505,678	31,054	5,219,505	2,127	2,796,674	5,139,553	47,604,568
	Financial assets at FVTPL	61	70,493	3,831	41,116	—	—	41	54,551	195,983	362,143
	Financial assets at FVTOCI	1,788	2,068,536	—	—	2,001	336,407	8	10,704	1,369,193	3,784,840
	Securities at amortized cost	210	242,757	—	—	—	—	—	—	254,265	497,022

	Total	30,537	35,324,944	144,110	1,546,794	33,055	5,555,912	2,176	2,861,929	6,958,994	52,248,573

Liability	Financial liabilities at FVTPL	285	329,429	3,629	38,957	—	—	60	78,541	129,413	576,340
	Deposits due to customers	12,546	14,513,286	152,226	1,633,916	25,403	4,269,690	1,143	1,503,354	2,868,265	24,788,511
	Borrowings	7,041	8,144,734	16,074	172,536	—	—	545	717,496	1,353,681	10,388,447
	Debentures	4,123	4,769,050	—	—	—	—	105	138,087	265,839	5,172,976
	Other financial liabilities	4,679	5,413,095	14,038	150,675	4,067	683,606	310	407,474	49,061	6,703,911

	Total	28,674	33,169,594	185,967	1,996,084	29,470	4,953,296	2,163	2,844,952	4,666,259	47,630,185

Off-balance accounts		6,822	7,891,885	39,811	427,242	3,124	525,072	497	653,175	1,372,153	10,869,527

		December 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	20,406	22,816,027	167,419	1,696,255	29,880	4,863,230	1,994	2,550,147	4,742,340	36,667,999
	Financial assets at FVTPL	74	82,197	1,425	14,434	—	—	59	75,169	79,584	251,384
	Financial assets at FVTOCI	1,472	1,645,595	—	—	1,604	261,085	—	—	729,581	2,636,261
	Securities at amortized cost	52	58,489	—	—	—	—	—	—	175,552	234,041

	Total	22,004	24,602,308	168,844	1,710,689	31,484	5,124,315	2,053	2,625,316	5,727,057	39,789,685

Liability	Financial liabilities at FVTPL	118	131,927	1,956	19,815	—	—	55	70,250	121,658	343,650
	Deposits due to customers	11,159	12,477,154	169,770	1,720,072	23,967	3,900,923	887	1,135,149	4,392,936	23,626,234
	Borrowings	6,606	7,386,616	3,834	38,847	381	61,947	286	365,585	505,541	8,358,536
	Debentures	3,645	4,075,084	—	—	—	—	—	—	285,339	4,360,423
	Other financial liabilities	2,522	2,820,290	28,955	293,362	1,818	295,919	193	246,584	18,527	3,674,682

	Total	24,050	26,891,071	204,515	2,072,096	26,166	4,258,789	1,421	1,817,568	5,324,001	40,363,525

Off-balance accounts		7,453	8,333,153	33,347	337,868	1,557	253,366	474	606,714	823,655	10,354,756

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

i)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities on the consolidated statements of financial position that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (e.g. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

ii)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	179,709	—	—	—	—	—	179,709
Deposits due to customers	146,080,649	39,552,798	33,077,695	32,630,047	7,121,700	1,902,051	260,364,940
Borrowings	7,708,459	4,021,573	1,752,463	1,727,340	3,885,226	540,989	19,636,050
Debentures	2,210,787	2,614,588	2,432,631	2,894,791	20,702,323	1,869,346	32,724,466
Other financial liabilities(*)	18,684,188	242,289	5,263	2,956	94,149	2,550,615	21,579,460

Total	174,863,792	46,431,248	37,268,052	37,255,134	31,803,398	6,863,001	334,484,625

(*)	Lease liabilities is not included in other financial liabilities, and the maturity analysis of lease liabilities are explained in note 47.

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	145,187,689	33,825,662	22,186,833	42,046,740	7,098,907	1,870,334	252,216,165
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	168,147,287	39,133,011	26,431,968	46,240,156	29,301,050	7,203,988	316,457,460

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	179,709	—	—	—	—	—	179,709
Deposits due to customers	165,402,444	42,561,359	27,259,997	18,991,205	5,319,242	78,464	259,612,711
Borrowings	7,708,459	4,021,573	1,752,463	1,727,340	3,885,226	540,989	19,636,050
Debentures	2,210,787	2,614,588	2,432,631	2,894,791	20,702,323	1,869,346	32,724,466
Other financial liabilities(*)	18,683,973	242,504	5,263	2,956	94,149	2,550,615	21,579,460

Total	194,185,372	49,440,024	31,450,354	23,616,292	30,000,940	5,039,414	333,732,396

(*)	Lease liabilities is not included in other financial liabilities, and the maturity analysis of lease liabilities are explained in note 47.

	December 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	191,825	—	—	—	—	—	191,825
Deposits due to customers	163,787,990	38,126,886	20,993,436	23,262,092	5,230,533	17,649	251,418,586
Borrowings	6,373,835	2,846,294	1,874,069	1,607,985	3,156,128	642,017	16,500,328
Debentures	2,153,916	2,416,483	2,201,070	2,584,230	18,955,400	2,403,077	30,714,176
Other financial liabilities	14,240,022	44,572	169,996	1,201	90,615	2,288,560	16,834,966

Total	186,747,588	43,434,235	25,238,571	27,455,508	27,432,676	5,351,303	315,659,881

iii)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, as the Group holds such financial instruments with the purpose of disposing or redeeming them before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. The cash flows from derivatives designated for hedging are estimated as a net amount of cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2019 and December 31, 2018 is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2019	3,090,728	5	8	5	16,584	—	3,107,330
December 31, 2018	2,090,861	816	—	—	50,592	—	2,142,269

iv)	Maturity analysis of off-balance accounts (Guarantees and loan commitments)

A financial guarantee represents an irrevocable undertaking in which the Group should meet a customer’s obligations to third parties if the customer fails to do so. Loan commitment represents the limit of credit facility available to the customers if the Group has committed to provide such to the customers. If all conditions required by the lending institution are met or waived, loan commitments may be unconditionally cancelled or maintained. Loan commitments include liquidity support for preliminary commitment, credit lines, company specializing in liquidation, etc. and utilized overdraft commitment. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Guarantees	12,970,405	12,666,417
Loan commitments	104,217,271	97,796,704

(4)	Operational risk

The Group defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

i)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed operational risk management system for the purpose of reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions, etc. This system has been tested by an independent third party, and is approved by the Financial Supervisory Service.

ii)	Operational risk measurement

To quantify the required capital for operational risk, the Bank as a subsidiary applies Advanced Measurement Approaches (AMA) using of internal and external loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for other subsidiaries, the Group adopted the Basic Indicator Approach.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) discloses segment information based on the organization of the Group. As Woori Financial Group Inc. is established during the current period, the Group is reporting to the CODM in accordance with segmentation based on organization and based on customer, as shown below. This financial information of the segments is regularly audited by the CODM.

(1)	Segments based on organization

The Group’s reporting segments comprise of the following: bank segment, other subsidiaries segment and financial group segment. The reportable segments are classified based on the internal reporting materials which the management periodically report for making decisions on performance evaluation and resource allocation.

Business area
Bank	Woori Bank Woori Card Co., Ltd., Woori Investment Bank Co., Ltd. and others that are subsidiaries of Woori Bank
Other subsidiaries	Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd, etc.
Financial group	Independent performance of the Company

(2)	The details of operating income by each segment based on organization are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
Reportable segments	Bank (*1)	Adjust- ments (*2)	Bank after Adjust- ments	Other subsi- diaries	Financial group	Sub-total	Adjust- ments (*3)	Total
Net interest income	2,930,549	(317,777)	2,612,772	771	(355)	2,613,188	317,864	2,931,052
Net non-interest income	605,526	234,149	839,675	137,713	668,587	1,645,975	(1,034,283)	611,692
Impairment losses due to credit loss and others	(136,568)	83,628	(52,940)	(731)	—	(53,671)	(82,875)	(136,546)
Administrative expense	(1,665,825)	—	(1,665,825)	(140,555)	(20,609)	(1,826,988)	131,202	(1,695,786)

Net operating income	1,733,682	—	1,733,682	(2,802)	647,624	2,378,504	(668,091)	1,710,412
Non-operating income	(32,765)	—	(32,765)	6	(600)	(33,359)	51,029	17,670

Net income before income tax expense	1,700,917	—	1,700,917	(2,796)	647,024	2,345,145	(617,063)	1,728,082
Income tax expense	(454,530)	—	(454,530)	(1,357)	407	(455,480)	(639)	(456,119)

Net Income	1,246,387	—	1,246,387	(4,153)	647,431	1,889,665	(617,702)	1,271,963

(*1)	This includes profit or loss from Woori Card Co., Ltd., and Woori Investment Bank Co., Ltd., which are subsidiaries of Woori Bank.
(*2)	These adjustments are performed in order to adjust the Bank’s profit or loss to profit or loss for managerial accounting purposes.
(*3)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

	For the six months ended June 30, 2018
Reportable segments (*1)	Bank (*2)	Other subsidiaries (*3)	Sub-total	Adjustments (*4)	Total
Net interest income	2,464,307	463	2,464,770	299,704	2,764,474
Net non-interest income	855,534	148,139	1,003,673	(418,410)	585,263
Impairment losses due to credit loss and others	54,010	10	54,020	(28,704)	25,316
Administrative expense	(1,548,329)	(154,575)	(1,702,904)	135,566	(1,567,338)

Net operating income	1,825,522	(5,963)	1,819,559	(11,844)	1,807,715
Non-operating income(expense)	22,358	462	22,820	(29,003)	(6,183)

Net income before income tax expense	1,847,880	(5,501)	1,842,379	(40,847)	1,801,532
Income tax expense	(485,286)	(878)	(486,164)	948	(485,216)

Net Income	1,362,594	(6,379)	1,356,215	(39,899)	1,316,316

(*1)	In order to provide comparative information, segment income based on type of customer as disclosed in the previous period has been reclassified into segment income based on organization.
(*2)	This includes profit or loss from Woori Card Co., Ltd., and Woori Investment Bank Co., Ltd., which are subsidiaries of Woori Bank.
(*3)

Other subsidiaries include profit or loss from subsidiaries of the Group except for Woori Bank, namely Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., and Woori Private Equity Asset Management Co., Ltd.

(*4)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

(3)	Segments based on type of customers

The Group’s Bank reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

(4)	The details of operating income by each segment based on type of Bank reporting customer are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
Operating segments	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income	907,171	984,974	(12,349)	32,475	435,076	267,947	2,615,294	315,255	2,930,549
Interest income	1,898,500	1,843,894	75,289	5,434	940,141	355,798	5,119,056	158,170	5,277,226
Interest expense	(565,359)	(1,285,176)	—	—	(565,376)	(87,851)	(2,503,762)	157,085	(2,346,677)
Inter-segment	(425,970)	426,256	(87,638)	27,041	60,311	—	—	—	—
Net non-interest income	327,285	323,724	107,063	44,780	36,062	17,598	856,512	(250,986)	605,526
Non-interest income	283,043	346,381	138,774	5,774,732	(68,387)	322,855	6,797,398	(5,712,095)	1,085,303
Non-interest expense	(17,789)	(58,580)	(31,711)	(5,729,952)	202,403	(305,257)	(5,940,886)	5,461,109	(479,777)
Inter-segment	62,031	35,923	—	—	(97,954)	—	—	—	—
Other income(expense)	(963,290)	(380,626)	(11,396)	(12,974)	(129,081)	(209,502)	(1,706,869)	(95,524)	(1,802,393)
Administrative expense	(918,861)	(446,139)	(8,158)	(10,102)	(181,756)	(85,897)	(1,650,913)	(14,912)	(1,665,825)
Impairment losses due to credit loss and others	(44,429)	65,513	(3,238)	(2,872)	52,675	(123,605)	(55,956)	(80,612)	(136,568)

Operating income	271,166	928,072	83,318	64,281	342,057	76,043	1,764,937	(31,255)	1,733,682
Non-operating income(expense)	(20,233)	(1,065)	32,505	—	(29,207)	16,728	(1,272)	(31,493)	(32,765)

Net income before income tax expense	250,933	927,007	115,823	64,281	312,850	92,771	1,763,665	(62,748)	1,700,917
Income tax expense	(69,006)	(250,169)	(31,851)	(17,677)	(67,625)	(20,991)	(457,319)	2,789	(454,530)

Net income	181,927	676,838	83,972	46,604	245,225	71,780	1,306,346	(59,959)	1,246,387

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

	For the six months ended June 30, 2018
Operating segments	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Cards	Headquarters and others	Sub-total	Adjust- ments(*)	Total
Net Interest income	929,286	967,363	(3,078)	15,946	247,727	307,526	2,464,770	299,704	2,764,474
Interest income	1,703,521	1,638,747	74,670	5,687	323,443	747,596	4,493,664	149,752	4,643,416
Interest expense	(499,830)	(994,523)	(92)	—	(75,716)	(458,733)	(2,028,894)	149,952	(1,878,942)
Inter-segment	(274,405)	323,139	(77,656)	10,259	—	18,663	—	—	—
Net non-interest income	356,610	284,855	96,843	39,583	42,955	183,127	1,003,673	(418,410)	585,263
Non-interest income	405,145	432,262	137,031	4,765,167	605,165	516,766	6,861,536	(236,269)	6,625,267
Non-interest expense	(127,357)	(183,814)	(40,188)	(4,725,584)	(562,210)	(218,710)	(5,857,863)	(182,141)	(6,040,004)
Inter-segment	78,522	36,407	—	—	—	(114,929)	—	—	—
Other income(expense)	(928,336)	(293,933)	46,555	(11,120)	(197,535)	(264,515)	(1,648,884)	106,862	(1,542,022)
Administrative expense	(875,328)	(403,216)	(5,689)	(7,852)	(83,575)	(327,244)	(1,702,904)	135,566	(1,567,338)
Impairment losses due to credit loss and others	(53,008)	109,283	52,244	(3,268)	(113,960)	62,729	54,020	(28,704)	25,316

Operating income	357,260	958,285	140,320	44,409	93,147	226,138	1,819,559	(11,844)	1,807,715
Non-operating income(expense)	(9,889)	671	17,411	—	(2,988)	17,615	22,820	(29,003)	(6,183)

Net income before income tax expense	347,371	958,956	157,731	44,409	90,159	243,753	1,842,379	(40,847)	1,801,532
Income tax expense	(95,528)	(260,186)	(43,377)	(12,212)	(22,541)	(52,320)	(486,164)	948	(485,216)

Net income	251,843	698,770	114,354	32,197	67,618	191,433	1,356,215	(38,899)	1,316,316

(*)	These adjustments are performed in order to present intersegment profit or loss adjustments based on managerial accounting as profit or loss in accordance with IFRS.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Cash	1,641,208	2,107,861
Foreign currencies	668,468	725,083
Demand deposits	4,255,710	3,512,216
Fixed deposits	273,190	402,734

Total	6,838,576	6,747,894

(2)	Among the investing and financing activities, significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Changes in other comprehensive income due to valuation of financial assets at FVTOCI	6,560	41,452
Changes in other comprehensive income of investment in associates	(418)	1,210
Changes in other comprehensive income of foreign operations translation	102,794	35,526
Changes in other comprehensive income related to valuation of cash flow hedging	(1,170)	(6,213)
Changes in investments in associates due to accounts transfer	—	(5,865)
Changes in accrued dividends of hybrid equity securities	231	(80)
Changes in intangible assets related to accounts payable	32,689	32,369
Classified to assets held for sale from premises and equipment	119	6,050
Increase in right-of-use asset and lease liabilities	572,851	—

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Financial assets at FVTPL	6,967,792	6,126,316

(2)	Details of financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Due from Banks:
Gold banking asset	23,987	26,935
Securities:
Debt securities
Korean treasury and government agencies	573,789	516,173
Financial institutions	492,472	533,393
Corporates	747,860	774,589
Equity securities	553,970	455,666
Capital contributions	436,063	422,614
Beneficiary certificates	954,161	985,417

Sub-total	3,758,315	3,687,852

Loans	157,244	385,450
Derivatives assets	3,028,246	2,026,079

Total	6,967,792	6,126,316

(3)	As of June 30, 2019 and December 31, 2018, there is no financial assets that are designated at FVTPL.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Debt securities:
Korean treasury and government agencies	1,639,773	1,358,378
Financial institutions	16,469,749	11,252,790
Corporates	2,782,800	1,824,843
Bond denominated in foreign currencies	3,784,786	2,636,209
Sub-total	26,677,108	17,072,220
Equity securities	952,886	951,174
Securities loaned	—	40,029

Total	25,629,994	18,063,423

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean won in millions):

Purpose of acquisition	June 30, 2019	December 31, 2018	Note
Investment policy	668,450	662,934
Debt-equity swap	283,988	287,990
Others	448	250	Cooperative insurance, etc.

Total	952,886	951,174

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean won in millions):

i)	Allowance for credit losses

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,939)	(238)	—	(6,177)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	62	(62)	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal (provision) of loss allowance	(2,214)	235	—	(1,979)
Disposal	117	—	—	117
Others (*)	167	—	—	167

Ending balance	(7,807)	(65)	—	(7,872)

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal (provision) of loss allowance	(562)	103	—	(459)
Disposal	27	—	—	27
Others (*)	(2)	—	—	(2)

Ending balance	(4,644)	(26)	—	(4,670)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,087,096	25,153	—	17,112,249
Transfer to 12-month expected credit losses	10,043	(10,043)	—	—
Transfer to lifetime expected credit losses	(5,116)	5,116	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,508,275	—	—	12,508,275
Disposal / Redemption	(5,090,732)	(10,088)	—	(5,100,820)
Gain (loss) on valuation	66,013	(112)	—	65,901
Amortization based on effective interest method	9,960	—	—	9,960
Others (*)	81,543	—	—	81,543

Ending balance	24,667,082	10,026	—	24,677,108

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,075,597	—	—	5,075,597
Disposal / Redemption	(4,294,135)	(15,047)	—	(4,309,182)
Gain (loss) on valuation	12,874	10	—	12,884
Amortization based on effective interest method	(2,289)	—	—	(2,289)
Others (*)	87,610	—	—	87,610

Ending balance	13,723,654	15,175	—	13,738,829

(*)	Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council during the current period. The fair value and accumulated loss on valuation of the equity securities at the disposal date are 27,984 million Won and 36,500 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Korean treasury and government agencies	7,399,954	7,523,458
Financial institutions	7,545,212	9,474,922
Corporates	5,057,420	5,707,063
Bond denominated in foreign currencies	497,022	234,041
Allowance for credit losses	(6,161)	(6,925)

Total	20,493,447	22,932,559

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean won in millions):

i)	Loss allowance

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,924)	—	—	(6,924)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	768	—	—	768
Others(*)	(5)	—	—	(5)

Ending balance	(6,161)	—	—	(6,161)

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(191)	—	—	(191)
Disposal	22	—	—	22
Others	(3)	—	—	(3)

Ending balance	(5,250)	—	—	(5,250)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	22,939,484	—	—	22,939,484
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,353,102	—	—	2,353,102
Redemption / Disposal	(4,803,559)	—	—	(4,803,559)
Amortization based on effective interest method	1,184	—	—	1,184
Others (*)	9,397	—	—	9,397

Ending balance	20,499,608	—	—	20,499,608

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,829,462	—	—	5,829,462
Redemption / Disposal	(4,873,896)	—	—	(4,873,896)
Amortization based on effective interest method	(6,008)	—	—	(6,008)
Others (*)	8,525	—	—	8,525

Ending balance	17,707,379	—	—	17,707,379

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2019 and December 31, 2018 are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Due from banks	11,366,793	14,151,012
Loans	268,602,014	260,819,917
Other financial assets	14,635,399	7,486,649

Total	294,604,206	282,457,578

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	7,808,298	11,034,602
Due from depository banks	70,005	90,988
Due from non-depository institutions	616	76
Due from the Korea Exchange	—	30,000
Others	99,072	85,915
Allowance for credit losses	(1,941)	(3,069)

Sub-total	7,976,050	11,238,512

Due from banks in foreign currencies:
Due from banks on demand	1,023,231	828,022
Due from banks on time	1,188,212	1,288,303
Others	1,183,481	798,493
Allowance for credit losses	(4,181)	(2,318)

Sub-total	3,390,743	2,912,500

Total	11,366,793	14,151,012

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

	Counterparty	June 30, 2019	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	7,808,298	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	94,158	Central counterparty KRW margin and others

	Sub-total	7,902,456

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,012,370	Reserve deposits under the BOK Act and others
Due from banks on fixed terms	National Bank Cambodia	58	Reserve deposits and others
Others	Korea Investment & Securities Co., Ltd. and others	1,182,588	Foreign margin deposit for future or option and others

	Sub-total	2,195,016

	Total	10,097,472

	Counterparty	December 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	11,034,602	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	81,889	Central counterparty KRW margin and others

	Sub-total	11,116,491

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	780,576	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	798,493	Foreign margin deposit for future or option and others

	Sub-total	1,579,069

	Total	12,695,560

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean won in millions):

i)	Allowance for credit losses

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,387)	—	—	(5,387)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(708)	—	—	(708)
Others (*)	(27)	—	—	(27)

Ending balance	(6,122)	—	—	(6,122)

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,500)	—	—	(2,500)
Others (*)	(20)	—	—	(20)

Ending balance	(5,612)	—	—	(5,612)

(*)	Others consist of foreign currencies translation, etc.

ii)	Gross carrying amount

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,156,399	—	—	14,156,399
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	(2,856,414)	—	—	(2,856,414)
Others (*)	72,930	—	—	72,930

Ending balance	11,372,915	—	—	11,372,915

(*)	Others consist of foreign currencies translation, etc.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	8,855,041	—	—	8,855,041
Others (*)	50,092	—	—	50,092

Ending balance	17,775,968	—	—	17,775,968

(*)	Others consist of foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Loans in local currency	217,749,626	210,701,421
Loans in foreign currencies	17,983,590	15,239,032
Domestic banker’s letter of credit	3,234,795	2,934,366
Credit card accounts	8,017,012	8,051,384
Bills bought in foreign currencies	6,350,850	7,874,457
Bills bought in local currency	68,279	22,885
Factoring receivables	60,959	45,851
Advances for customers on guarantees	13,770	13,810
Private placement bonds	365,844	365,531
Securitized loans	1,965,682	1,377,072
Call loans	2,730,863	2,669,080
Bonds purchased under resale agreements	10,247,535	11,701,951
Others	839,934	1,037,283
Loan origination costs and fees	602,224	574,178
Discounted present value	(7,965)	(10,308)
Allowance for credit losses	(1,620,984)	(1,778,076)

Total	268,602,014	260,819,917

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(114,509)	(48,368)	(129,906)	(348,311)	(349,619)	(527,673)
Transfer to 12-month expected credit losses	(9,605)	8,953	652	(51,272)	42,198	9,074
Transfer to lifetime expected credit losses	5,742	(7,568)	1,826	13,759	(15,607)	1,848
Transfer to credit-impaired financial assets	1,955	10,039	(11,994)	2,454	17,764	(20,218)
Net reversal (provision) of loss allowance	1,344	(10,896)	(74,447)	17,220	10,863	54,799
Recovery	—	—	(34,635)	—	—	(32,585)
Charge-off	—	—	105,473	—	—	92,575
Disposal	—	—	1,191	—	—	20,019
Unwinding effect	—	—	4,743	—	—	9,341
Others (*)	(302)	(27)	(415)	1,352	(187)	(525)

Ending balance	(115,375)	(47,867)	(137,512)	(364,798)	(294,588)	(393,345)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the six months ended June 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(64,787)	(78,131)	(116,772)	(527,607)	(476,118)	(774,351)
Transfer to 12-month expected credit losses	(15,296)	15,262	34	(76,173)	66,413	9,760
Transfer to lifetime expected credit losses	7,269	(7,557)	288	26,770	(30,732)	3,962
Transfer to credit-impaired financial assets	15,055	59,063	(74,118)	19,464	86,866	(106,330)
Net reversal(provision) of loss allowance	(10,462)	(61,468)	(45,786)	8,102	(61,501)	(65,434)
Recovery	—	—	(29,035)	—	—	(96,255)
Charge-off	—	—	(138,944)	—	—	336,992
Disposal	—	—	—	—	—	21,210
Unwinding effect	—	—	—	—	—	14,084
Others (*)	(1)	1	(2)	1,049	(213)	(942)

Ending balance	(68,222)	(72,830)	(126,447)	(548,395)	(415,285)	(657,304)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

	For the six months ended June 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(101,479)	(41,358)	(117,168)	(365,246)	(255,926)	(905,243)
Transfer to 12-month expected credit losses	(9,219)	8,797	421	(20,913)	20,634	280
Transfer to lifetime expected credit losses	6,076	(7,514)	1,438	17,263	(106,963)	89,700
Transfer to credit-impaired financial assets	19,177	23,228	(42,406)	2,976	12,016	(14,991)
Net reversal of (allowance for) credit losses	(22,903)	(29,025)	(51,219)	(5,600)	30,121	154,111
Recoveries of loans previously charged off	—	—	(23,392)	—	—	(52,273)
Charge-off	—	—	117,228	—	—	121,847
Disposal	—	—	780	—	67	17,676
Unwinding effect	—	—	3,665	—	—	12,961
Other increase(decrease) (*)	(1,994)	(39)	(1,156)	23,916	(87)	(312)

Ending balance	(110,342)	(45,911)	(111,809)	(347,604)	(300,138)	(576,244)

	For the six months ended June 30, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(57,134)	(71,463)	(102,858)	(523,859)	(368,747)	(1,125,269)
Transfer to 12-month expected credit losses	(12,969)	12,880	89	(43,101)	42,311	790
Transfer to lifetime expected credit losses	6,963	(7,307)	344	30,302	(121,784)	91,482
Transfer to credit-impaired financial assets	698	2,537	(3,235)	22,851	37,781	(60,632)
Net reversal(provision) of loss allowance	(409)	(11,715)	(90,448)	(28,912)	(10,619)	12,444
Recoveries of loans previously charged off	—	—	(28,706)	—	—	(104,371)
Charge-off	—	—	104,478	—	—	343,553
Disposal	—	—	—	—	67	18,456
Unwinding effect	—	—	—	—	—	16,626
Other increase(decrease) (*)	(2)	—	—	21,920	(126)	(1,468)

Ending balance	(62,853)	(75,068)	(120,336)	(520,799)	(421,117)	(808,389)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2019
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	110,619,242	6,028,009	391,494	131,453,727	5,031,258	1,020,658
Transfer to 12-month expected credit losses	1,866,758	(1,859,811)	(6,947)	1,513,913	(1,483,846)	(30,067)
Transfer to lifetime expected credit losses	(2,833,438)	2,854,387	(20,949)	(1,984,611)	1,993,221	(8,610)
Transfer to credit-impaired financial assets	(91,588)	(114,797)	206,385	(187,112)	(167,681)	354,793
Charge-off	—	—	(105,473)	—	—	(92,575)
Disposal	—	(29)	(31,916)	—	—	(79,296)
Net increase (decrease)	4,013,693	(665,771)	(22,332)	5,402,273	(489,901)	(273,450)

Ending balance	113,574,667	6,241,988	410,262	136,198,190	4,883,051	891,453

	For the six months ended June 30, 2019
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	6,861,844	982,772	208,989	248,934,813	12,042,039	1,621,141
Transfer to 12-month expected credit losses	286,975	(286,924)	(51)	3,667,646	(3,630,581)	(37,065)
Transfer to lifetime expected credit losses	(336,040)	336,410	(370)	(5,154,089)	5,184,018	(29,929)
Transfer to credit-impaired financial assets	(48,082)	(80,178)	128,260	(326,782)	(362,656)	689,438
Charge-off	—	—	(138,944)	—	—	(336,992)
Disposal	—	—	—	—	(29)	(111,212)
Net increase (decrease)	99,345	(15,877)	25,258	9,515,311	(1,171,549)	(270,524)

Ending balance	6,864,042	936,203	223,142	256,636,899	12,061,242	1,524,857

	For the six months ended June 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	130,561,786	5,000,966	1,622,410
Transfer to 12-month expected credit losses	1,772,982	(1,768,978)	(4,004)	1,113,857	(1,112,533)	(1,324)
Transfer to lifetime expected credit losses	(2,731,516)	2,746,818	(15,302)	(2,112,755)	2,222,364	(109,609)
Transfer to credit-impaired financial assets	(84,885)	(101,151)	186,036	(155,933)	(118,707)	274,640
Charge-off	—	—	(117,228)	—	—	(121,847)
Disposal	—	(270)	(13,483)	—	(883)	(67,695)
Net increase (decrease)	2,913,765	(742,949)	(22,980)	(4,520,684)	(688,875)	(149,456)

Ending balance	105,372,693	5,621,228	339,778	124,886,271	5,302,332	1,447,119

	For the six months ended June 30, 2018
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	239,785,876	11,423,990	2,127,132
Transfer to 12-month expected credit losses	243,044	(242,932)	(112)	3,129,883	(3,124,443)	(5,440)
Transfer to lifetime expected credit losses	(299,729)	300,190	(461)	(5,144,000)	5,269,372	(125,372)
Transfer to credit-impaired financial assets	(27,288)	(24,128)	51,416	(268,106)	(243,986)	512,092
Charge-off	—	—	(104,478)	—	—	(343,553)
Disposal	—	—	—	—	(1,153)	(81,178)
Net increase (decrease)	722,640	46,551	75,193	(884,279)	(1,385,273)	(97,243)

Ending balance	6,360,410	1,014,947	199,541	236,619,374	11,938,507	1,986,438

(8)	Details of other financial assets are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
CMA accounts	166,500	185,999
Receivables	12,128,103	4,864,738
Accrued income	1,150,999	1,002,964
Telex and telephone subscription rights and refundable deposits	931,600	986,834
Other receivables	327,755	514,055
Allowance for credit losses	(69,558)	(67,941)

Total	14,635,399	7,486,649

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,469)	(1,971)	(62,501)	(67,941)
Transfer to 12-month expected credit losses	(122)	116	6	—
Transfer to lifetime expected credit losses	79	(93)	14	—
Transfer to credit-impaired financial assets	18	227	(245)	—
Net provision of loss allowance	(99)	(243)	(2,706)	(3,048)
Charge-off	—	—	151	151
Disposal	—	—	381	381
Other increase (decrease)	(72)	117	854	899

Ending balance	(3,665)	(1,847)	(64,046)	(69,558)

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(161)	146	15	—
Transfer to lifetime expected credit losses	112	(122)	10	—
Transfer to credit-impaired financial assets	23	167	(190)	—
Net provision of loss allowance	(360)	(256)	(30,854)	(31,470)
Recovery	—	—	(2)	(2)
Charge-off	—	—	15,225	15,225
Disposal	—	—	593	593
Other increase (decrease)	(208)		21	(187)

Ending balance	(3,549)	(1,897)	(69,393)	(74,839)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,454,390	28,193	72,007	7,554,590
Transfer to 12-month expected credit losses	5,247	(5,236)	(11)	—
Transfer to lifetime expected credit losses	(6,111)	6,151	(40)	—
Transfer to credit-impaired financial assets	(474)	(1,653)	2,127	—
Charge-off	—	—	(151)	(151)
Disposal	—	—	(581)	(581)
Other increase(decrease)	7,148,221	3,462	(584)	7,151,099

Ending balance	14,601,273	30,917	72,767	14,704,957

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	8,130	(8,109)	(21)	—
Transfer to lifetime expected credit losses	(10,935)	10,949	(14)	—
Transfer to credit-impaired financial assets	(768)	(1,120)	1,888	—
Charge-off	—	—	(15,225)	(15,225)
Disposal	—	(2)	(735)	(737)
Other increase(decrease)	4,460,291	(1,650)	16,422	4,475,063

Ending balance	11,119,053	29,192	82,227	11,230,472

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the level of market observable inputs. The market observable inputs reflect unique characteristics of a financial instrument or market condition (including transparency and whether there are transactions among market participants), and when a financial instrument is traded in an active market, the best estimate of its fair value is the quoted price in the active market. The Group maximizes the use of market observable inputs and minimizes the use of unobserved firm-specific inputs to selected valuation technique. Fair value of the Group is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the fair value of assets or liabilities.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—When a financial instrument measure its fair value at the quoted price in the active market, the fair value of such financial instruments are classified as Level 1.

•	Level 2—When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 2 when all major elements are market observable inputs.

•

Level 3—When fair value of a financial instrument is measured using valuation techniques, the fair value is classified as Level 3 when one or more major elements are inputs that are not observable in the market.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	23,987	—	—	23,987
Debt securities	316,392	1,487,634	10,095	1,814,121
Equity securities	93,908	—	460,062	553,970
Capital contributions	—	—	436,063	436,063
Beneficiary certificates	1	69,391	884,769	954,161
Loans	—	10,000	147,244	157,244
Derivative assets	3,403	3,000,460	24,383	3,028,246

Sub-total	437,691	4,567,485	1,962,616	6,967,792

Financial assets at FVTOCI
Debt securities	2,483,555	22,193,553	—	24,667,108
Equity securities	477,580	—	475,306	952,886

Sub-total	2,961,135	22,193,553	475,306	25,629,994

Derivative assets (designated for hedging)	—	116,272	—	116,272

Total	3,398,826	26,877,310	2,437,922	32,714,058

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	23,831	—	—	23,831
Derivative liabilities	9,058	3,026,380	55,290	3,090,728

Sub-total	32,889	3,026,380	55,290	3,114,559

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	155,878	155,878
Derivative liabilities (designated for hedging)	—	16,602	—	16,602

Total	32,889	3,042,982	211,168	3,287,039

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Due from banks	26,935	—	—	26,935
Debt securities	239,794	1,575,972	8,389	1,824,155
Equity securities	53,806	—	401,860	455,666
Capital contributions	—	—	422,614	422,614
Beneficiary certificates	2,130	128,988	854,299	985,417
Loans	—	205,000	180,450	385,450
Derivative assets	13,216	1,964,065	48,798	2,026,079

Sub-total	335,881	3,874,025	1,916,410	6,126,316

Financial assets designated at FVTPL
Debt securities	1,838,409	15,233,811	—	17,072,220
Equity securities	482,327	—	468,847	951,174
Securities loaned	—	40,029	—	40,029

Sub-total	2,320,736	15,273,840	468,847	18,063,423

Derivative assets (designated for hedging)	—	35,503	—	35,503

Total	2,656,617	19,183,368	2,385,257	24,225,242

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	27,058	—	—	27,058
Derivative liabilities	2,245	2,071,925	16,691	2,090,861

Sub-total	29,303	2,071,925	16,691	2,117,919

	December 31, 2018
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial liabilities designated at FVTPL
Equity-linked securities	—	—	164,767	164,767

Derivative liabilities (designated for hedging)	—	51,408	—	51,408

Total	29,303	2,123,333	181,458	2,334,094

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities measured at fair value, financial assets and liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for each type of financial instruments are as follows:

	Valuation techniques	Input variables
Loans	The fair value of loans is measured by the Binomial Tree given the values of underlying assets and volatility.	Values of underlying assets, volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation is used.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

	Valuation techniques	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the individual firm within the Group.	Risk-free market rate, forward rate

Valuation techniques of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Valuation techniques	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree	Stock price and volatility of underlying asset	14.45%~34.38%	Fair value increases as volatility of underlying asset increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases
		Volatility of underlying asset	21.9%~48.33%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.9~0.98	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	21.9%~48.33%	Variation of fair value increases as volatility increases.
Equity linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.0405~0.627

Equity linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However when correlation coefficient decreases, despite the increase in volatility, the variation of fair value of equity linked securities may decrease.

		Volatility of underlying asset	15.96%~24.85%
Equity securities, capital contributions and Beneficiary certificates	External appraisal value and others	Terminal growth rate	—	Fair value increases as terminal growth rate increases.
		Discount rate	2.8%~16.63%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	—	Fair value increases as volatility of real estate sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	January 1, 2019	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	June 30, 2019
Financial assets:
Financial assets at FVTPL
Debt securities	8,389	8	—	2,000	(302)	—	10,095
Equity securities	401,860	39,060	—	23,446	(4,304)	—	460,062
Capital contributions	422,614	(10,446)	—	72,074	(48,179)	—	436,063
Beneficiary certificates	854,299	10,854	—	147,759	(128,144)	1	884,769
Loans	180,450	(1,316)	—	500	(32,390)	—	147,244
Derivative assets	48,798	13,483	—	1,726	(35,998)	(3,626)	24,383

Sub-total	1,916,410	51,643	—	247,505	(249,317)	(3,625)	1,962,616

Financial assets at FVTOCI
Equity securities	468,847	—	6,473	62	(76)	—	475,306

Total	2,385,257	51,643	6,473	247,567	(249,393)	(3,625)	2,437,922

Financial liabilities:
Financial liabilities at FVTPL	—	—	—	—	—	—	—
Derivative liabilities	16,691	61,459	—	(10,098)	(10,034)	(2,728)	55,290
Financial liabilities designated as at FVTPL
Equity-linked securities	164,767	26,361	—	1,809	(37,059)	—	155,878

Total	181,458	87,820	—	(8,289)	(47,093)	(2,728)	211,168

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 38,488 million won for the six months ended June 30, 2019, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the six months ended June 30, 2018
	January 1, 2018	Net income (loss) (*1)	Other comprehensive income	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2018
Financial assets:
Financial assets at FVTPL
Debt securities	9,694	(111)	—	—	(2,141)	—	7,442
Equity securities	280,171	22,834	—	50,005	(230)	—	352,780
Capital contributions	294,121	21,934	—	49,367	(15,952)	—	349,470
Beneficiary certificates	654,066	12,973	—	1,924,763	(1,843,007)	—	748,795
Loans	165,001	3,616	—	125,807	(42,457)	—	251,967
Derivative assets	19,346	65,856	—	1,936	(50,967)	—	36,171

Sub-total	1,422,399	127,102	—	2,151,878	(1,954,754)	—	1,746,625

Financial assets at FVTOCI
Equity securities	451,287	(393)	14,557	290	—	—	465,741

Total	1,873,686	126,709	14,557	2,152,168	(1,954,754)	—	2,212,366

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,951	73,951	—	(3,058)	(50,921)	—	40,923
Financial liabilities designated as at FVTPL
Equity-linked securities	160,057	(1,438)	—	179,044	(161,566)	—	176,097

Total	181,008	72,513	—	175,986	(212,487)	—	217,020

(*1)

The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The gain amounting to 61,323 million won for the six months ended June 30, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable inputs would lead to the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable input, the below table reflects the most favorable or the most unfavorable circumstances. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) debt securities, equity securities, interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities and beneficiary certificates of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Equity instruments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	June 30, 2019
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,407	(1,813)	—	—
Loans	155	(131)	—	—
Debt securities	34	(34)	—	—
Equity securities (*2) (*3)	19,194	(12,327)	—	—
Beneficiary certificates (*3)	1,522	(1,554)	—	—
Financial assets at FVTOCI
Equity securities (*2) (*3)	—	—	26,566	(10,929)

Total	22,312	(15,859)	26,566	(10,929)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	1,998	(1,668)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	742	(813)	—	—

Total	2,740	(2,481)	—	—

	December 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivatives assets (*1)	4,578	(4,352)	—	—
Loans	146	(127)	—	—
Debt securities	68	(35)	—	—
Equity securities (*2)(*3)	12,700	(9,165)	—	—
Beneficiary certificates(*3)	1,582	(1,582)	—	—
Financial assets at FVTOCI
Equity securities (*2)(*3)	—	—	23,798	(10,078)

Total	19,074	(15,261)	23,798	(10,078)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	2,433	(2,751)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	1,561	(1,669)	—	—

Total	3,994	(4,420)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*3)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,213,696	17,493,242	—	20,706,938	20,493,447
Loans and other financial assets at amortized cost	—	—	297,409,463	297,409,463	294,604,206
Financial liabilities:
Deposits due to customers	—	256,450,930	—	256,450,930	256,116,479
Borrowings	—	19,383,065	—	19,383,065	19,339,837
Debentures	—	30,991,232	—	30,991,232	30,647,687
Other financial liabilities	—	25,859,187	—	25,859,187	25,859,720

	December 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,618,213	19,417,130	—	23,035,343	22,932,559
Loans and other financial assets at amortized cost	—	—	282,342,760	282,342,760	282,457,578
Financial liabilities:
Deposits due to customers	—	248,763,952	—	248,763,952	248,690,939
Borrowings	—	16,203,070	—	16,203,070	16,202,986
Debentures	—	28,765,251	—	28,765,251	28,735,862
Other financial liabilities	—	21,461,397	—	21,461,397	21,442,524

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation techniques. Valuation techniques and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation techniques	Input variables
Securities at amortized cost

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	23,987	—	11,366,793	—	11,390,780
Securities	3,758,315	25,629,994	20,493,447	—	49,881,756
Loans	157,244	—	268,602,014	—	268,759,258
Derivative assets	3,028,245	—	—	116,272	3,144,517
Other financial assets	—	—	14,635,399	—	14,635,399

Total	6,967,791	25,629,994	315,097,653	116,272	347,811,710

	June 30, 2019
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	23,831	256,116,479	—	256,140,310
Borrowings	155,878	19,339,837	—	19,495,715
Debentures	—	30,647,687	—	30,647,687
Derivative liabilities	3,090,728	—	16,602	3,107,330
Other financial liabilities (*)	—	25,915,920	—	25,915,920

Total	3,270,437	332,019,923	16,602	335,306,962

(*)	Other financial liabilities include 56,200 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

	December 31, 2018
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivative assets (designated for hedging)	Total
Financial assets:
Due from banks	26,935	—	14,151,012	—	14,177,947
Securities	3,687,852	18,063,423	22,932,559	—	44,683,834
Loans	385,450	—	260,819,917	—	261,205,367
Derivative assets	2,026,079	—	—	35,503	2,061,582
Other financial assets	—	—	7,486,649	—	7,486,649

Total	6,126,316	18,063,423	305,390,137	35,503	329,615,379

	December 31, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivative liabilities (designated for hedging)	Total
Financial liabilities:
Deposits due to customers	27,058	248,690,939	—	248,717,997
Borrowings	164,767	16,202,986	—	16,367,753
Debentures	—	28,735,862	—	28,735,862
Derivative liabilities	2,090,861	—	51,408	2,142,269
Other financial liabilities(*)	—	21,490,341	—	21,490,341

Total	2,282,686	315,120,128	51,408	317,454,222

(*)	Other financial liabilities include 47,817 million Won of financial guarantee liabilities measured at amortized cost which is included in provisions.

(7)	Income or expense from financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	27,905	54,775	—	127,178	209,858
Financial assets at FVTOCI	209,102	—	(1,979)	20,930	228,053
Securities at amortized cost	225,195	—	769	—	225,964
Loans and other financial assets at amortized cost	4,815,489	137,106	(122,589)	94,619	4,924,625
Financial liabilities at FVTPL	(719)	—	—	—	(719)
Financial liabilities at amortized cost	(2,345,920)	—	—	—	(2,345,920)
Derivative assets (liabilities) (designated for hedging)	—	—	—	26,432	26,432
Off-balance provisions	—	35,040	(12,747)	—	22,293

Total	2,931,052	226,921	(136,546)	269,159	3,290,586

	For the six months ended June 30, 2018
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Others	Total
Financial assets at FVTPL	28,537	45,581	—	146,006	220,124
Financial assets at FVTOCI	119,446	33	(459)	19,131	138,151
Securities at amortized cost	168,789	—	(191)	431	169,029
Loans and other financial assets at amortized cost	4,326,644	206,440	(61,057)	30,455	4,502,482
Financial liabilities at amortized cost	(3,164)	—	—	2,877	(287)
Derivative assets (liabilities) (designated for hedging)	(1,875,778)	12,839	—	66,555	(1,796,384)
Off-balance provisions	—	—	90,145	—	90,145

Total	2,764,474	264,893	28,438	265,455	3,323,260

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

Transferred financial assets that do not meet the condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean won in millions):

		June 30, 2019	December 31, 2018
Assets transferred	Financial assets at FVTOCI	41,525	33,588
	Securities at amortized cost	49,617	5,552
	Loans and other financial assets at amortized cost	58,660	—

	Total	149,802	39,140

Related liabilities	Bonds sold under repurchase agreements	150,327	42,907

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		June 30, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	—	40,029	Korea Securities Finance Corporation

The details of the transferred financial assets that do not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are also explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of IAS 32. Therefore, the total amount of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and other financial assets at amortized cost or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of IAS 32, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of IAS 32, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of IAS 32. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of IAS 32. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings, loans and other financial assets at amortized cost.

As of June 30, 2019 and December 31, 2018, the financial instruments to be set off and which may be covered by master netting agreements and similar agreements are given as follows (Unit: Korean won in millions):

	June 30, 2019
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets (*1)	2,996,040	—	2,996,040	12,962,619	111,251	1,016,895
Receivable spot exchange (*2)	11,094,726	—	11,094,726
Bonds purchased under resale agreements (*2)	10,247,535	—	10,247,535	10,247,535	—	—
Domestic exchanges settlement credits (*2)(*6)	27,436,423	27,212,938	223,485	—	—	223,485

Total	51,774,724	27,212,938	24,561,786	23,210,154	111,251	1,240,380

	June 30, 2019
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities (*1)	2,811,363	—	2,811,363	12,931,784	356,613	773,402
Equity linked securities index in short position (*3)	155,878	—	155,878
Payable spot exchange (*4)	11,094,558	—	11,094,558
Bonds sold under repurchase agreements (*5)	150,327	—	150,327	150,327	—	—
Domestic exchanges settlement debits (*4)(*6)	31,443,399	27,212,938	4,230,461	3,668,146	—	562,315

Total	45,655,525	27,212,938	18,442,587	16,750,257	356,613	1,335,717

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	1,908,542	—	1,908,542	5,527,117	66,857	515,100
Receivable spot exchange (*2)	4,200,532	—	4,200,532
Bonds purchased under resale agreements (*2)	11,701,951	—	11,701,951	11,701,951	—	—
Domestic exchanges receivable (*2)(*6)	30,090,598	29,699,412	391,186	—	—	391,186

Total	47,901,623	29,699,412	18,202,211	17,229,068	66,857	906,286

	December 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	1,862,681	—	1,862,681	5,540,147	115,615	577,713
Equity linked securities index in short position (*3)	164,767	—	164,767
Payable spot exchange (*4)	4,206,027	—	4,206,027
Bonds sold under repurchase agreements (*5)	42,907	—	42,907	42,907	—	—
Domestic exchanges payable (*4)(*6)	36,832,774	29,699,412	7,133,362	6,231,538	—	901,824

Total	43,109,156	29,699,412	13,409,744	11,814,592	115,615	1,479,537

(*1)	The items include derivatives held for trading and derivatives designated for hedging.
(*2)	The items are included in Loans receivable measured at amortized cost.
(*3)	The items are equity linked securities related to derivatives and are included in financial liabilities at FVTPL.
(*4)	The items are included in other financial liabilities.
(*5)	The items are included in borrowings.
(*6)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	June 30, 2019	December 31, 2018
Woori Bank:
Woori Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	May 31 (*5)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	June 30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	May 31 (*5)
Chin Hung International Inc. (*3)	Construction	25.3	25.3	Korea	May 31 (*5)
Saman Corporation (*2)	General construction Technology service	9.2	9.2	Korea	March 31 (*5)
Dongwoo C & C Co., Ltd. (*4)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*4)	Aggregate transportation and wholesale	26.5	26.5	Korea	—
G2 Collection Co., Ltd. (*4)	Wholesale and retail sales	28.9	28.9	Korea	—
The Base Enterprise Co., Ltd. (*4)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*4)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*4)	Service	29.4	29.4	Korea	—
Wongwang Co., Ltd. (*4)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*4)	Construction	29.6	29.6	Korea	—
QTS Shipping Co., Ltd. (*4)	Complex transportation brokerage	49.4	49.4	Korea	—
DAEA SNC Co., Ltd. (*4)	Wholesale and retail sales	24.0	24.0	Korea	—
ARES-TECH Co., Ltd. (*4)	Electronic component manufacturing	23.4	23.4	Korea	—
Force TEC Co., Ltd. (*4)	Manufacturing	25.8	25.8	Korea	—
Sinseong Trading Co., Ltd. (*4)	Manufacturing	27.2	27.2	Korea	—
Reading Doctors Co., Ltd. (*4)	Other services	35.4	35.4	Korea	—
PREXCO Co., Ltd. (*4)	Manufacturing	28.1	28.1	Korea	—
Jiwon Plating Co., Ltd. (*4)	Plating	20.8	20.8	Korea	—
Cultizm Korea LTD Co., Ltd. (*4)	Wholesale and retail sales	31.3	31.3	Korea	—
Gil Co.,Ltd. (*6)	Manufacturing	—	26.1	Korea	—
NK Eng Co., Ltd. (*4)	Manufacturing	23.1	23.1	Korea	—
Youngdong Sea Food Co., Ltd. (*4)	Processed sea food manufacturing	24.0	24.0	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	June 30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	June 30
K BANK Co., Ltd. (*2)	Finance	14.1	14.1	Korea	May 31 (*5)
Smart Private Equity Fund No.2	Other financial services	20.0	20.0	Korea	June 30
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	June 30
Well to Sea No. 3 Private Equity Fund (*7)	Finance	50.0	50.0	Korea	March 31 (*5)
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	June 30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements as of
Joint ventures and associates	Main business	June 30, 2019	December 31, 2018
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	June 30
Woori Investment Bank Co., Ltd.:
Nomura-Rifa Private Real Estate Investment Trust No.17 (*2)	Other financial services	15.4	19.4	Korea	June 30
Woori Bank and Woori Private Equity Asset Management Co., Ltd.:
Uri Hanhwa Eureka Private Equity Fund	Other financial services	0.8	0.8	Korea	June 30
Woori-Shinyoung Growth-Cap Private Equity Fund I (*8)	Other financial services	30.6	—	Korea	June 30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2019 and December 31, 2018.
(*2)

The Group exercises significant influence over decision making process related to financial and operational policies of the associates through participating in the decision-making body of the associates.

(*3)	The investment in associates that have quoted market prices is Chin Hung International Inc. (current period: KRW 1,885, previous year: KRW 2,065).
(*4)	The carrying values of investments in associates are nil as of June 30, 2019 and December 31, 2018.
(*5)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*6)	These were removed from the list of associates as the whole interest in the associates is disposed during the current period.
(*7)

The Group has entered into a contract whereby the Group (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Group, when the Fund disposes them.

(*8)	The associate is included as due to investment by the Group during the reporting period.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	Acquisition cost	January 1, 2019	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	June 30, 2019
Woori Service Networks Co., Ltd.	108	157	(2)	—	—	(2)	—	153
Korea Credit Bureau Co., Ltd.	3,313	6,790	604	—	—	(135)	—	7,259
Korea Finance Security Co., Ltd.	3,267	3,456	(165)	—	—	—	—	3,291
Chin Hung International Inc.	130,779	44,741	3,348	—	—	—	(6)	48,095
Saman Corporation	8,521	1,014	(175)	—	—	—	32	871
Woori Growth Partnerships New Technology Private Equity Fund	19,385	25,091	1,543	309	(6,770)	(164)	—	20,009
2016KIF-IMM Woori Bank Technology Venture Fund	13,785	15,300	—	—	(1,215)	—	(301)	13,784
K BANK Co., Ltd.	67,343	43,709	(7,536)	—	—	—	112	36,285
Smart Private Equity Fund No.2	2,915	2,890	(21)	—	(85)	—	—	2,784
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,700	196	—	—	—	—	2,896
Well to Sea No.3 Private Equity Fund	101,483	197,393	13,608	—	—	(18,320)	(695)	191,986
Partner One Value Up I Private Equity Fund	10,000	9,948	(18)	—	—	—	—	9,930
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,576	4,426	—	150	—	—	—	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,150	3,025	—	1,125	—	—	—	4,150
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	787	(113)	—	—	—	—	674
Uri Hanhwa Eureka Private Equity Fund	350	339	(2)	—	—	—	—	337
Woori-Shinyoung Growth-Cap Private Equity Fund I	7,331	—	(410)	7,331	—	—	—	6,921

Total	381,306	361,766	10,857	8,915	(8,070)	(18,621)	(846)	354,001

	For the six months ended June 30, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisi- tion	Disposal and others	Dividends	Change in capital	June 30, 2018
Kumho Tires Co., Inc.	175,652	98,933	(10,451)	—	—	—	(5,196)	83,286
Woori Service Networks Co., Ltd.	108	158	(20)	—	—	—	—	138
Korea Credit Bureau Co., Ltd.	3,313	5,816	692	—	—	(113)	—	6,395
Korea Finance Security Co., Ltd.	3,267	3,519	4	—	—	(54)	1	3,470
Chin Hung International Inc.	130,779	45,101	3,179	—	—	—	(484)	47,796
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—
Saman Corporation	8,521	1,254	(48)	—	—	—	34	1,240
Woori Growth Partnerships New Technology Private Equity Fund	28,833	27,611	1,139	—	(3,346)	(484)	—	24,920
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	6,840	—	6,780	—	—	—	13,620
K BANK Co., Ltd.	45,392	31,735	(5,384)	—	—	—	7	26,358
Smart Private Equity Fund No.2	3,000	2,932	(21)	—	—	—	—	2,911
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	10	—	—	—	—	2,967
Well to Sea No.3 Private Equity Fund	101,992	182,309	10,321	—	(508)	—	(6,423)	185,699
Partner One Value Up I Private Equity Fund	10,000	—	(13)	10,000	—	—	—	9,987
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,268	—	—	3,268	—	—	—	3,268
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(54)	—	—	—	—	885

Total	589,641	417,051	(1,462)	20,048	(9,719)	(651)	(12,327)	412,940

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2019
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,402	2,290	8,014	659
Korea Credit Bureau Co., Ltd.	93,612	22,869	41,936	5,657
Korea Finance Security Co., Ltd.	29,983	8,045	28,280	(1,188)
Chin Hung International Inc.	386,720	293,618	242,947	14,335
Saman Corporation	85,372	59,107	27,435	(243)
Woori Growth Partnerships New Technology Private Equity Fund	87,103	399	7,520	6,686
2016KIF-IMM Woori Bank Technology Venture Fund	68,169	380	4,394	3,642
K BANK Co., Ltd.	2,886,637	2,648,682	38,255	(40,910)
Smart Private Equity Fund No.2	13,970	50	1	(104)
Woori Bank-Company K Korea Movie Asset Fund	11,643	60	907	783
Well to Sea No.3 Private Equity Fund	6,250,759	5,687,038	166,117	13,633
Partner One Value Up I Private Equity Fund	42,851	153	237	(79)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,567	745	379	(371)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,308	117	9	(218)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,154	15,786	20	(77)
Uri Hanhwa Eureka Private Equity Fund	42,412	232	1	(240)
Woori-Shinyoung Growth-Cap Private Equity Fund I	23,901	1,337	1	(1,336)

	December 31, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Service Networks Co., Ltd.	5,066	1,886	15,803	819
Korea Credit Bureau Co., Ltd.	88,797	22,788	78,018	9,901
Korea Finance Security Co., Ltd.	35,155	12,114	60,706	17
Chin Hung International Inc.	412,205	332,268	606,192	6,402
Saman Corporation	97,720	69,915	75,825	(869)
Woori Growth Partnerships New Technology Private Equity Fund	109,167	440	5,943	4,117
2016KIF-IMM Woori Bank Technology Venture Fund	73,231	12	16	(1,510)
K BANK Co., Ltd.	2,024,856	1,807,502	60,039	(69,256)
Smart Private Equity Fund No.2	14,502	51	1	(209)
Woori Bank-Company K Korea Movie Asset Fund	10,805	5	1,663	(299)
Well to Sea No.3 Private Equity Fund	5,968,591	5,395,307	429,742	39,711
Partner One Value Up I Private Equity Fund	42,776	—	326	(224)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	21,200	757	390	(1,268)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	12,014	105	3	(191)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,197	16,178	10	(228)
Uri Hanhwa Eureka Private Equity Fund	42,332	181	1	(1,349)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2019 and December 31, 2018, are as follows:

	June 30, 2019
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	December 31, 2018
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of June 30, 2019 and December 31, 2018, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2019
	Total net asset	Ownership (%)	Ownership portion of net assets	Investment removal	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	3,112	4.9	154	—	—	(1)	153
Korea Credit Bureau Co., Ltd.	70,743	9.9	7,011	246	—	2	7,259
Korea Finance Security Co., Ltd.	21,938	15.0	3,291	—	—	—	3,291
Chin Hung International Inc. (*)	93,102	25.3	23,541	24,565	—	(11)	48,095
Saman Corporation	26,265	9.2	2,414	5,373	(6,915)	—	871
Woori Growth Partnerships New Technology Private Equity Fund	86,704	23.1	20,011	—	—	(2)	20,009
2016KIF-IMM Woori Bank Technology Venture Fund	67,790	20.0	13,558	—	—	226	13,784
K BANK Co., Ltd. (*)	237,955	14.1	33,552	2,725	—	8	36,285
Smart Private Equity Fund No.2	13,920	20.0	2,784	—	—	—	2,784
Woori Bank-Company K Korea Movie Asset Fund	11,583	25.0	2,896	—	—	—	2,896
Well to Sea No.3 Private Equity Fund (*)	384,159	50.0	192,003	—	—	(17)	191,986
Partner One Value Up I Private Equity Fund	42,698	23.3	9,932	—	—	(2)	9,930
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,821	20.0	4,164	—	—	412	4,576
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	16,191	25.0	4,048	—	—	102	4,150
Nomura-Rifa Private Real Estate Investment Trust No.17	4,368	15.4	674	—	—	—	674
Uri Hanhwa Eureka Private Equity Fund	41,911	0.8	337	—	—	—	337
Woori-Shinyoung Growth-Cap Private Equity Fund I	22,564	30.6	6,921	—	—	—	6,921

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Investment removal	Impairment	Intercompany transaction and others	Book value
Woori Service Networks Co., Ltd.	3,180	4.9	157	—	—	—	157
Korea Credit Bureau Co., Ltd.	66,009	9.9	6,544	246	—	—	6,790
Korea Finance Security Co., Ltd.	23,041	15.0	3,456	—	—	—	3,456
Chin Hung International Inc. (*)	79,793	25.3	20,192	24,565	—	(16)	44,741
Saman Corporation	27,805	9.2	2,556	5,373	(6,915)	—	1,014
Woori Growth Partnerships New Technology Private Equity Fund	108,727	23.1	25,091	—	—	—	25,091
2016KIF-IMM Woori Bank Technology Venture Fund	73,219	20.0	14,644	—	—	656	15,300
K BANK Co., Ltd. (*)	290,597	14.1	40,984	2,725	—	—	43,709
Smart Private Equity Fund No.2	14,451	20.0	2,890	—	—	—	2,890
Woori Bank-Company K Korea Movie Asset Fund	10,800	25.0	2,700	—	—	—	2,700
Well to Sea No.3 Private Equity Fund (*)	396,248	50.0	198,027	—	—	(634)	197,393
Partner One Value Up I Private Equity Fund	42,776	23.3	9,948	—	—	—	9,948
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	20,443	20.0	4,089	—	—	337	4,426
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	11,909	25.0	2,977	—	—	48	3,025
Nomura-Rifa Private Real Estate Investment Trust No.17	4,019	19.4	780	—	—	7	787
Uri Hanhwa Eureka Private Equity Fund	42,151	0.8	339	—	—	—	339

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Acquisition cost	369,629	416,796
Accumulated depreciation	(20,231)	(38,600)

Net carrying value	349,398	378,196

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Beginning balance	378,196	371,301
Acquisition	135,974	7,311
Disposal	—	(1,738)
Depreciation	(1,298)	(2,010)
Transfers	(172,798)	6,333
Foreign currencies translation adjustments	2,013	(79)
Others	7,311	59

Ending balance	349,398	381,177

(3)	Rental fee earned from investment properties amount to 3,441 million Won and 2,396 million Won for the six months ended June 30, 2019 and 2018, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,577,408	744,279	267,019	54,393	880	2	2,643,981
Right-of-use asset	—	463,240	18,521	—	—	—	481,861

Total	1,577,408	1,207,619	285,540	54,393	880	2	3,125,842

(2)	Details of premises and equipment (ownership) are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,577,408	988,196	1,077,144	445,859	880	20	4,089,507
Accumulated depreciation	—	(243,917)	(810,125)	(391,466)	—	(18)	(1,445,526)

Net carrying value	1577,408	744,279	267,019	54,393	880	2	2,643,981

	December 31, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Acquisition cost	1,481,871	872,282	1,031,431	446,264	9,099	20	3,840,967
Accumulated depreciation	—	(210,370)	(791,418)	(388,670)	—	(17)	(1,390,475)

Net carrying value	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,481,871	661,912	240,013	57,594	9,099	3	2,450,492
Acquisition	301	13,084	65,596	12,911	5,967	—	97,859
Disposal	(3,232)	(2,245)	(66)	(1,557)	—	—	(7,100)
Depreciation	—	(14,775)	(42,152)	(13,000)	—	(1)	(69,928)
Foreign currencies translation adjustment	707	662	1,274	628	36	—	3,307
Transfer	97,761	85,554	2,658	987	(13,950)	—	173,010
Others	—	87	(304)	(3,170)	(272)	—	(3,659)

Ending balance	1,577,408	744,279	267,019	54,393	880	2	2,643,981

	For the six months ended June 30, 2018
	Land	Building	Properties for business use	Leasehold Improvement	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisition	463	4,326	27,635	6,928	3,342	—	42,694
Disposal	—	—	(72)	(89)	—	—	(161)
Depreciation	—	(12,960)	(36,144)	(17,696)	—	—	(66,800)
Classification to held for sale	(3,573)	(2,477)	—	—	—	—	(6,050)
Transfer	(1,910)	(4,423)	63,433	—	(63,433)	—	(6,333)
Foreign currencies translation adjustments	(89)	(121)	352	489	(47)	—	584
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	624	16	7,005	—	—	7,645

Ending balance	1,482,169	665,815	236,261	62,085	4,421	3	2,450,754

(4)	Details of right-of-use asset are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Building	Properties for business use	Total
Acquisition cost	541,846	23,127	564,973
Accumulated depreciation	(78,506)	(4,606)	(83,112)

Net carrying value	463,340	18,521	481,861

(5)	Details of changes in right-of-use assets are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Building	Properties for business use	Total
Beginning balance	383,893	19,653	406,546
New contracts	180,656	5,961	186,617
Contract changes	(341)	404	63
Expired contracts	(3,247)	(239)	(3,486)
Depreciation	(88,482)	(4,803)	(93,285)
Others	(12,139)	(2,455)	(14,594)

Ending balance	463,340	18,521	481,861

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	162,079	165,033	1,390	491,835	798,614	30,771	5,246	1,654,968
Accumulated amortization	—	(132,369)	(785)	(260,564)	(615,012)	—	—	(1,008,730)
Accumulated impairment losses	—	—	—	—	(137)	(3,129)	—	(3,266)

Net carrying value	162,079	32,664	605	231,271	183,465	27,642	5,246	642,972

	December 31, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	153,602	156,109	1,258	469,226	729,052	27,025	10,415	1,546,687
Accumulated amortization	—	(126,382)	(696)	(228,906)	(589,618)	—	—	(945,602)
Accumulated impairment losses	—	—	—	—	(137)	(3,428)	—	(3,565)

Net carrying value	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	153,602	29,727	562	240,320	139,297	23,597	10,415	597,520
Acquisition	—	7,784	132	14,680	67,712	4,811	2,922	98,041
Disposal	—	—	—	—	—	(989)	—	(989)
Amortization (*)	—	(5,665)	(89)	(31,644)	(24,723)	—	—	(62,121)
Impairment losses	—	—	—	—	—	(447)	—	(447)
Transfer	—	—	—	7,928	165	—	(8,093)	—
Foreign currencies translation adjustment	8,477	755	—	—	1,189	82	—	10,503
Others	—	63	—	(13)	(175)	588	2	465

Ending balance	162,079	32,664	605	231,271	183,465	27,642	5,246	642,972

(*)	Amortization of other intangible assets amounting to 10,592 million Won is included in other operating expenses.

	For the six months ended June 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisition	—	3,737	117	21,455	36,191	2,311	84,318	148,129
Disposal	—	—	—	—	—	(2,107)	—	(2,107)
Amortization (*)	—	(7,510)	(87)	(16,317)	(34,162)	—	—	(58,076)
Reversal of impairment losses	—	—	—	—	—	339	—	339
Transfer	—	—	—	181,803	46,746	—	(228,549)	—
Acquisition through business combination	47,406	763	—	—	—	—	—	48,169
Foreign currencies translation adjustment	(1,469)	21	—	—	243	74	—	(1,131)
Others	—	—	—	—	(365)	(43)	—	(408)

Ending balance	154,644	37,683	569	264,182	166,199	21,259	8,978	653,514

(*)	Amortization of other intangible assets amounting to 25,179 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Premises and equipment, etc. (*)	18,586	17,912

(*)	The Group classified premises and equipment and others that are highly likely to be sold within one year as assets held for sale.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2019
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Acelda Bank and others	2,720	Right of pledge
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	5,602	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	254,976	Foreign margin deposit for future or option and others
	Loan receivables in foreign currency	Industrial and Commercial Bank of China Limited	58,660	Related to bonds sold under repurchase agreements (*)
Financial assets at FVTOCI	Korean treasury and government agencies bonds and others	The BOK and others	2,847,802	Settlement risk and others
	Foreign financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	41,525	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,561	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	5,021,609	Settlement risk and others
	Foreign financial institutions’ debt securities	DZ BANK AG DEUTSCHE ZENTRAL GE	44,056	Related to bonds sold under repurchase agreements (*)
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,909	Leasehold rights and others

		Total	8,288,420

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

		December 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans and other financial assets at amortized cost	Due from banks on time in local currency	Daishin AMC and others	1,500	Right of pledge
	Due from banks in local currency	Samsung Securities Co., Ltd. and others	38,112	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	202,156	Foreign margin deposit for future or option and others
Financial assets at FVTOCI	Korean financial institutions’ debt securities and others	The BOK and others	2,919,042	Settlement risk and others
	Foreign financial institutions’ debt securities	Banco Bilbao Vizcaya Argentaria, S.A	33,588	Related to bonds sold under repurchase agreements (*)
Securities at amortized cost	Korean treasury and government agencies bonds	Korea Securities Depository	5,552	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	6,382,188	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	5,987	Leasehold rights and others

		Total	9,588,125

(*)

The Group entered into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	As of June 30, 2019 and December 31, 2018 there is no asset acquired through foreclosures.

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2019	December 31, 2018	Loaned to
Financial assets at FVTOCI	Korean corporate bonds and others	—	40,029	Korea Securities Finance Corporation

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2019 and December 31, 2018 are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	10,729,363	—

	December 31, 2018
	Fair values of collaterals	Fair values of collaterals disposed or re-subjected to lien
Securities	12,262,041	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Prepaid expenses	150,040	161,129
Advance payments	16,579	18,467
Others	19,236	18,057

Total	185,855	197,653

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	3,114,559	2,117,919
Financial liabilities at fair value through profit or loss designated as upon initial recognition	155,878	164,767

Total	3,270,437	2,282,686

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Deposits
Gold banking liabilities	23,831	27,058
Derivative liabilities	3,090,728	2,090,861

Total	3,114,559	2,117,919

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Equity linked securities index:
Equity linked securities index in short position	155,878	164,767

Financial liabilities at fair value through profit or loss designated as upon initial recognition are designated in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)	There is no accumulated change in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of equity-linked securities and debentures. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of Group.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	June 30, 2019	December 31, 2018
Carrying amount	155,878	164,767
Nominal amount at maturity	174,227	217,280

Difference	(18,349)	(52,513)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Deposits in local currency:
Deposits on demand	8,516,961	11,076,417
Deposits at termination	212,855,106	204,051,570
Mutual installment	29,528	30,783
Deposits on notes payables	2,117,758	1,891,556
Deposits on CMA	123,838	137,316
Customer deposit for security investment	—	30,000
Certificate of deposits	6,309,948	6,510,571
Other deposits	1,409,230	1,409,505

Sub-total	231,362,369	225,137,718

Deposits in foreign currencies	24,788,511	23,626,234
Present value discount	(34,401)	(73,013)

Total	256,116,479	248,690,939

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,364,657
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,838,034
Others	The Korea Development Bank and others	0.0 ~ 5.0	5,780,821

Sub-total			8,983,512

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 3.5	8,935,817
Offshore borrowings in foreign currencies	HSBC, HKG	3.0	34,704

Sub-total			8,970,521

Bills sold	Others	0.0 ~ 1.8	15,291
Call money	Bank and others	0.0 ~ 8.0	1,220,354
Bonds sold under repurchase agreements	Other financial institutions	1.5 ~ 12.7	150,327
Present value discount			(168)

Total			19,339,837

	December 31, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,335,459
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	1,771,379
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,716,231

Sub-total			7,823,069

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import BOK and others	0.0 ~ 7.5	7,308,857
Offshore borrowings in foreign currencies	JPMorgan Chase Bank	2.9	33,543

Sub-total			7,342,400

Bills sold	Others	0.0 ~ 1.8	19,336
Call money	Bank and others	0.0 ~ 7.3	975,358
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 12.7	42,907
Present value discount			(84)

Total			16,202,986

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2019		December 31, 2018
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.0 ~ 4.3	23,575,269	1.6~4.5	22,432,183
Subordinated bonds	2.7 ~ 12.6	6,103,396	3.0~12.6	5,358,838
Other bonds	1.9 ~ 17.0	999,075	1.9~17.0	974,230

Sub-total		30,677,740		28,765,251

Discounts on bond		(30,053)		(29,389)

Total		30,647,687		28,735,862

(*)

Includes debentures under fair value hedge relationships are 3,151,004 million Won and 2,956,565 million Won as of June 30, 2019 and December 31, 2018, respectively. Also, debentures under cash flow hedge amounting to 793,077 million Won and 823,219 million Won are included as of June 30, 2019 and December 31, 2018.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Asset retirement obligation	65,530	67,200
Provision for guarantees (*1)	103,943	89,761
Provisions for unused commitments	126,194	121,535
Provisions for customer reward credits	51,509	49,180
Other provisions (*2)	62,836	63,637

Total	410,012	391,313

(*1)	Provision for guarantee includes provision for financial guarantee of 56,200 million Won and 47,817 million Won as of June 30, 2019 and December 31, 2018, respectively.
(*2)	Other provisions include provision for litigation and provision for loss reserve.

(2)	Changes in provision on guarantee and loan commitments are as follows (Unit: Korean won in millions):

i)	Provision on guarantees

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,903	33,760	11,098	89,761
Transfer to 12-month expected credit loss	(13,839)	13,839	—	—
Transfer to expected credit loss for the entire period	654	(654)	—	—
Transfer to credit-impaired financial assets	13	27	(40)	—
Provisions used	(10,997)	—	—	(10,997)
Net provision(reversal) of unused amount	(14,805)	9,385	13,560	8,140
Others(*)	17,036	2	1	17,039

Ending balance	22,965	56,359	24,619	103,943

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	47,132	18,281	127,511	192,924
Transfer to 12-month expected credit loss	76	(76)	—	—
Transfer to expected credit loss for the entire period	(954)	58,894	(57,940)	—
Transfer to credit-impaired financial assets	(21)	(20)	41	—
Provisions used	(8,506)	—	—	(8,506)
Net reversal of unused amount	(4,873)	(46,344)	(35,773)	(86,990)
Others(*)	9,393	6	—	9,399

Ending balance	42,247	30,741	33,839	106,827

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

ii)	Provisions for unused loan commitment

	For the six months ended June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	74,624	45,285	1,626	121,535
Transfer to 12-month expected credit loss	10,177	(10,115)	(62)	—
Transfer to expected credit loss for the entire period	(1,912)	1,993	(81)	—
Transfer to credit-impaired financial assets	(194)	(225)	419	—
Net provision(reversal) of unused amount	(7,699)	11,032	1,274	4,607
Other increase	52	—	—	52

Ending balance	75,048	47,970	3,176	126,194

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	75,232	27,875	1,878	104,985
Transfer to 12-month expected credit loss	6,262	(6,145)	(117)	—
Transfer to expected credit loss for the entire period	(2,543)	2,614	(71)	—
Transfer to credit-impaired financial assets	(159)	(325)	484	—
Net provision(reversal) of unused amount	(6,183)	3,356	(328)	(3,155)
Other increase	44	—	—	44

Ending balance	72,653	27,375	1,846	101,874

(3)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Beginning balance	67,200	61,872
Provisions provided	1,367	1,083
Provisions used	(901)	(295)
Amortization	202	259
Reversal of provisions unused	(2,664)	(993)
Increase in restoration costs and others	326	5,532

Ending balance	65,530	67,458

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation arising from leased premises as of June 30, 2019, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for the preceding year in order to estimate future recovery cost.

(4)	Changes in other obligation are as follows (Unit: Korean won in millions):

	For the six months ended June 30, 2019
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	49,180	63,637	112,817
Provisions provided	11,868	1,037	12,905
Provisions used	(9,539)	(1,835)	(11,374)
Reversal of unused amount	—	(47)	(47)
Foreign currencies translation adjustments	—	44	44

Ending balance	51,509	62,836	114,345

	For the six months ended June 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	36,044	2,236	38,280
Provisions used	(48,891)	(2,199)	(51,090)
Reversal of unused amount	—	(40)	(40)
Foreign currencies translation adjustments	—	(7)	(7)
Transfer	5,467	—	5,467
Others	13,670	4,699	18,369

Ending balance	46,735	63,480	110,215

(5)	Others

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including the Office of Foreign Assets Control (OFAC) and US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the US.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using actuarial assumption that is considered to be the most reasonable estimate of future cash flows (the projected unit method, which takes account of projected earnings increases).

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with a discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return on plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be partially offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Most defined benefit obligation are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Present value of defined benefit obligation	1,358,189	1,275,020
Fair value of plan assets	(1,165,357)	(1,101,911)

Net defined benefit liability	192,832	173,109

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six months ended
		June 30, 2019	June 30, 2018
	Beginning balance	1,275,020	1,071,170
	Succession from transferred company	7,409	—
	Effect of new/transfer	637	—
	Current service cost	81,535	72,460
	Interest cost	16,207	15,797
Remeasurements	Financial assumption	54,669	(7,295)
	Experience adjustment	(10,741)	79,669
	Foreign currencies translation adjustments	152	8
	Retirement benefit paid	(67,284)	(57,109)
	Others	585	1,086

	Ending balance	1,358,189	1,175,786

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Beginning balance	1,101,911	1,027,906
Succession from transferred company	7,409	—
Interest income	15,308	16,626
Remeasurements	(5,556)	(9,088)
Employer’s contributions	113,666	96,273
Retirement benefit paid	(67,284)	(55,790)
Others	(97)	—

Ending balance	1,165,357	1,075,927

(4)

Plan assets wholly consist of time deposits as of June 30, 2019 and December 31, 2018. Among plan assets, realized returns on plan assets amount to 9,752 million Won and 7,538 million Won for the six months ended June 30, 2019 and 2018, respectively.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Current service cost	81,535	72,460
Effect of new/transfer	637	—
Net interest income	899	(829)

Cost recognized in net income	83,071	71,631

Remeasurements	49,484	81,462

Cost recognized in total comprehensive income	132,555	153,093

Retirement benefits related to defined contribution plans recognized as expenses are 1,461 million Won and 1,304 million Won for the six months ended June 30, 2019 and 2018, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	June 30, 2019	December 31, 2018
Discount rate	2.3 ~ 2.66%	2.69%
Future wage growth rate	2.3 ~ 5.76%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2019	December 31, 2018
Discount rate	Increase by 1% point	(129,699)	(116,812)
	Decrease by 1% point	153,055	136,990
Future wage growth rate	Increase by 1% point	151,008	135,767
	Decrease by 1% point	(130,534)	(118,020)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Other financial liabilities:
Accounts payable	12,469,693	5,409,268
Accrued expenses	2,124,476	2,224,330
Borrowings from trust accounts	3,742,589	3,747,492
Agency business revenue	283,230	396,735
Foreign exchange payables	502,296	539,554
Domestic exchange payables	4,230,461	7,134,966
Lease liabilities	423,585	—
Other miscellaneous financial liabilities	2,086,085	1,992,663
Present value discount	(2,695)	(2,484)

Sub-total	25,859,720	21,442,524

Other liabilities:
Unearned income	205,897	204,034
Other miscellaneous liabilities	148,522	142,044

Sub-total	354,419	346,078

Total	26,214,139	21,788,602

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2019
	Nominal amount	Assets			Liabilities
		For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—	—	—
Swaps	154,118,219	—	110,000	315,668	1,450	462	476,993
Purchase options	550,000	—	—	14,067	—	—	—
Written options	485,000	—	—	—	—	—	12,033
Currency:
Futures	20,175	—	—	—	—	—	—
Forwards	119,029,427	—	—	1,387,950	510	—	1,180,820
Swaps	76,100,681	6,272	—	1,117,501	14,180	—	1,117,653
Purchase options	2,144,323	—	—	28,731	—	—	—
Written options	3,688,729	—	—	—	—	—	22,052
Equity:
Futures	428,857	—	—	—	—	—	—
Forwards	370,000	—	—	—	—	—	—
Swaps	1,222,861	—	—	2,171	—	—	33,170
Purchase options	7,458,827	—	—	162,158	—	—	—
Written options	9,123,089	—	—	—	—	—	248,007

Total	374,740,188	6,272	110,000	3,028,246	16,140	462	3,090,728

	December 31, 2018
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	—	—	—	—	—	—
Swaps	150,710,490	35,503	218,140	665	17,654	266,207
Purchase options	530,000	—	10,461	—	—	—
Written options	525,000	—	—	—	—	12,438
Currency:
Futures	320,213	—	—	—	—	—
Forwards	88,376,776	—	843,621	—	—	777,039
Swaps	67,179,195	—	761,907	33,089	—	773,701
Purchase options	1,933,454	—	17,544	—	—	—
Written options	3,134,774	—	—	—	—	20,747
Equity:
Futures	186,737	—	—	—	—	—
Swaps	441,573	—	31,377	—	—	1,217
Purchase options	4,925,315	—	143,029	—	—	—
Written options	6,145,935	—	—	—	—	239,512

Total	324,409,462	35,503	2,026,079	33,754	17,654	2,090,861

Derivatives held for trading are classified to financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as derivative assets and derivative liabilities in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

i)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,151,004 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

According to the interest rate swap contract, an amount computed by multiplying the difference between the fixed and variable interest rate to the predetermined nominal amount will be exchanged. As a result, the fixed interest rate condition in the foreign currency denominated debentures will practically be converted into variable interest rate, thereby eliminating the risk of fair value fluctuation. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

ii)	Cash Flow Hedge

As of the end of the current period, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 99,926 million Won and debentures on local currency amounting to 693,151 million Won. The Group’s hedging strategies are to 1) Mitigate risks of cash flow fluctuation from variable interest rate debentures due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; 2) Mitigate the risks of cash flow fluctuation from principal and interest of variable-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; and 3) Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Thus, there could be hedge ineffectiveness arising from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party to the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of currency swap contract and the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: Korean Won in millions, USD, JPY, and SGD):

	June 30, 2019
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	300,000,000	150,000,000	—	450,000,000
Foreign currencies translation risk
Currency forwards (JPY)	38,906,675	1,082,031,778	—	1,120,938,453
Currency swap (SGD)	—	204,000,000	—	204,000,000

	December 31, 2018
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	1,350,000,000	1,300,000,000	2,650,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	—	100,000	—	100,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap (SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average exchange rate of the hedging instrument as of June 30, 2019 and December 31, 2018 is as follows:

June 30, 2019
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	CMS 3Y+0.4% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.52% receipt, KRW 1.71% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency forwards (JPY)	JPY/KRW 10.73
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

December 31, 2018
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	Fixed 3.96% receipt and Libor 3M+1.61% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Cash flow hedge
Interest rate risk
Interest rate swaps (KRW)	CMS 3Y+0.4% receipt, 2.38% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.7% receipt, KRW 1.74% paid, USD/KRW = 1,136 USD 1M Libor+0.52% receipt, KRW 1.71% paid, USD/KRW = 1,178
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, JPY and SGD):

	June 30, 2019
		Carrying amounts of the hedging instrument
	Nominal amounts of the hedging instrument	Assets	Liabilities	Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	110,000	462	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	91,479
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	—	1,450	Derivative liabilities (designated for hedging)	(785)

	June 30, 2019
		Carrying amounts of the hedging instrument
	Nominal amounts of the hedging instrument	Assets	Liabilities	Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	450,000,000	3,034	14,180	Derivative liabilities (designated for hedging)	18,413
Foreign currencies translation risk
Currency forwards (JPY)	1,120,992,453	—	510	Derivative liabilities (designated for hedging)	510
Currency swap (SGD)	204,000,000	3,239	—	Derivative liabilities (designated for hedging)	7,423

	December 31, 2018
		Carrying amounts of the hedging instrument
	Nominal amounts of the hedging instrument	Assets	Liabilities	Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
Fair value hedge
Interest rate risk
Interest rate swaps (USD)	2,650,000,000	35,503	17,654	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(27,362)
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	—	665	Derivative liabilities (designated for hedging)	(665)
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	500,000,000	—	28,907	Derivative liabilities (designated for hedging)	21,582
Foreign currencies translation risk
Currency swap (SGD)	204,000,000	—	4,182	Derivative liabilities (designated for hedging)	2,353

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean won in millions):

	June 30, 2019
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,151,004	—	95,578	Debenture	(90,199)	—
Cash flow hedge
Interest rate risk
Debentures	—	99,926	—	—	Debentures	808	(1,061)
Foreign currencies translation risk and interest rate risk
Debentures	—	519,417	—	—	Debentures	(16,046)	(1,682)
Foreign currencies translation risk
Debentures	—	173,734	—	—	Debentures	(7,126)	(2,296)

	December 31, 2018
	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,956,565	—	5,200	Debentures	25,498	—
Cash flow hedge
Interest rate risk
Debentures	—	99,911	—	—	Debentures	521	(371)
Foreign currencies translation risk and interest rate risk
Debentures	—	557,186	—	—	Debentures	(16,790)	(1,211)
Foreign currencies translation risk
Debentures	—	166,122	—	—	Debentures	(1,762)	(2,287)

(*)	After tax amount

(7)	The amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean won in millions):

		For the six months ended June 30, 2019
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	1,280	Other net operating income (expense)

		For the six months ended June 30, 2018
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,209	Other net operating income (expense)

(8)	Reclassifications of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean won in millions):

		For the six months ended June 30, 2019
		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(785)	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	18,349	65	(285)	Other net operating income (expense)	(19,105)	Other net operating income (expense)
	Foreign currencies translation risk	7,423	510	2	Other net operating income (expense)	(7,430)	Other net operating income (expense)

	For the six months ended June 30, 2018
	Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Foreign currencies translation risk and interest rate risk	22,043	(30)	—	Other net operating income (expense)	25,049	Other net operating income (expense)
Foreign currencies translation risk	672	—	—	Other net operating income (expense)	3,894	Other net operating income (expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Beginning balance	25,463	7,416
New transactions	50,981	20,820
Amounts recognized in profits or losses	(21,112)	(3,000)

Ending balance	55,332	25,236

In case some variables to measure the fair value of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK

The number of authorized shares and others of the Group are as follows:

June 30, 2019
Shares of common stock authorized	4,000,000,000 Shares
Par value	5,000 Won
Shares of common stock issued	680,164,306 Shares
Capital stock	3,400,822 million Won

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as non-controlling interest on January 11, 2019 are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2019	December 31, 2018(*)
Securities in local currency	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
	July 26, 2018	—	4.4	400,000	400,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(13,837)	(13,837)

Total				3,161,963	3,161,963

(*)	Hybrid securities as of December 31, 2018 were issued by Woori Bank. They were classified to non-controlling interests due to establishment of Woori Financial Group on January 11, 2019.

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without changing terms.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Accumulated other comprehensive income:
Net loss on valuation of financial assets at FVTOCI	(53,689)	(87,182)
Share of other comprehensive gain (loss) of joint ventures and associates	(116)	302
Loss on foreign currency translation of foreign operations	(150,144)	(244,735)
Remeasurement loss related to defined benefit plan	(275,755)	(236,726)
Loss on valuation of derivatives designated as cash flow hedges	(5,039)	(3,869)

Sub-total	(484,743)	(572,210)

Treasury shares	—	(34,113)
Other capital adjustments (*)	(1,624,162)	(1,607,647)

Total	(2,108,905)	(2,213,970)

(*)	Other capital adjustments include gains or losses on capital transactions that was recognized in 2014 as a result of the merger of Woori Bank and Woori Finance Holdings Co., Ltd.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019
	Beginning balance	Increase (decrease) (*)	Reclassif- ication adjustments (*)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(87,182)	44,136	688	(11,331)	(53,689)
Share of other comprehensive gain (loss) of joint ventures and associates	302	(650)	—	232	(116)
Gain (loss) on foreign currency translation of foreign operations	(244,735)	99,546	—	(4,955)	(150,144)
Remeasurement gain (loss) related to defined benefit plan	(236,726)	(48,857)	—	9,828	(275,755)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(3,869)	13,569	(14,032)	(707)	(5,039)

Total	(572,210)	107,744	(13,344)	(6,933)	(484,743)

(*)

For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on financial assets at FVTOCI.

	For the six months ended June 30, 2018
	Beginning balance	Increase (decrease) (*)	Reclassif- ication adjustments (*)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(88,906)	58,846	(694)	(15,992)	(46,746)
Gain (loss) on financial liabilities at FVTPL designated as upon initial recognition due to own credit risk	(96)	172	—	(47)	29
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	1,669	—	(459)	(1,446)
Gain (loss) on foreign currency translation of foreign operations	(242,806)	50,717	—	(13,948)	(206,037)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(82,041)	—	22,561	(211,838)
Gain (loss) on valuation of derivatives designated as cash flow hedges	777	(8,570)	—	2,357	(5,436)
Transfer to assets held for sale	4,145	(564)	(4,145)	—	(564)

Total	(481,900)	20,229	(4,839)	(5,528)	(472,038)

(*)

For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on financial assets at FVTOCI.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2019	December 31, 2018
Legal reserve	Earned surplus reserve	2,039,754	1,857,754
	Other legal reserve	46,635	46,384

	Sub-total	2,086,389	1,904,138

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	8,576,105	7,759,804
	Regulatory reserve for credit loss	2,356,246	2,578,457
	Revaluation reserve	714,018	715,860

	Sub-total	11,889,769	11,297,521

Retained earnings before appropriation		3,863,191	3,922,998

Total		17,839,349	17,124,657

i.	Earned surplus reserve

In accordance with the Article 53, Financial Holding Companies Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an autonomous judgment matter of the Group since 2015.

v.	Additional

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 27 of the Regulation on Supervision of Financial Holding Company, if provisions for credit loss under IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

In accordance with attached table 3 of the Regulation on Supervision of Banking Business Enforcement Rules Revaluation reserve is the amount of limited dividends set by the board of directors to be recognized as complementary capital when the gains or losses occurred in the property revaluation by adopting IFRS.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with the Paragraph 1 and 3 of Article 27 of the Regulation on the Supervision of Financial Holding Companies, the Group discloses the regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Beginning balance	2,356,246	2,578,457
Planned provision of regulatory reserve (reversal) for credit loss	119,245	(222,211)

Ending balance	2,475,491	2,356,246

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	657,434	1,271,963	721,796	1,316,316
Provision (reversal) of regulatory reserve for credit loss	38,159	119,245	(11,846)	38,172
Adjusted net income after the provision(reversal) of regulatory reserve	619,275	1,152,718	733,642	1,278,144
Adjusted EPS after the provision (reversal) of regulatory reserve (Unit: Korean Won)	911	1,715	1,034	1,786

(*)

The amount of reserve for credit loss for the six months ended June 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of IFRS 9. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

Dividends for the six months ended June 30, 2019 and 2018 are 650 Won and 500 Won per share, respectively, and the total amount of dividends approved are 437,626 million Won and 336,636 million Won, respectively.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	14,771	27,905	13,367	28,537
Financial assets at FVTOCI	113,790	209,102	62,170	119,446
Securities at amortized cost	108,900	225,196	87,587	168,789
Financial assets at amortized cost:
Interest on due from banks	33,049	66,308	28,323	61,461
Interest on loans	2,395,747	4,734,200	2,170,291	4,251,497
Interest of other receivables	7,701	14,981	6,931	13,686

Subtotal	2,436,497	4,815,489	2,205,545	4,326,644

Total	2,673,958	5,277,692	2,368,669	4,643,416

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	869,350	1,716,811	704,007	1,358,964
Interest on borrowings	103,094	193,125	70,519	129,929
Interest on debentures	200,075	383,815	174,890	346,948
Other interest expense	22,925	48,978	21,930	43,101
Interest on lease liabilities	2,053	3,911	—	—

Total	1,197,497	2,346,640	971,346	1,878,942

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commission received for brokerage	39,840	82,560	38,996	84,486
Fees and commission received related to credit	43,367	84,628	42,728	86,618
Fees and commission received for electronic finance	35,238	67,496	29,879	59,496
Fees and commission received on foreign exchange handling	15,599	30,075	14,659	30,036
Fees and commission received on foreign exchange	28,597	48,217	13,999	28,098
Fees and commission received for guarantee	18,169	35,040	14,660	30,263
Fees and commission received on credit card (*)	135,927	268,520	161,268	311,800
Fees and commission received on securities business	35,284	65,600	23,767	50,238
Fees and commission from trust management	47,825	89,845	79,454	99,345
Fees and commission received on credit information	3,224	6,353	2,937	6,095
Other fees	33,610	69,907	10,914	81,347

Total	436,680	848,241	433,261	867,822

(*)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a price paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 245,284 million in Korean Won.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	43,564	82,906	41,532	80,866
Credit card commission (*)	106,296	200,343	104,114	203,844
Brokerage commission	276	481	934	1,268
Others	1,455	4,421	1,644	2,957

Total	151,591	288,151	148,224	288,935

(*)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a price paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 221,416 million in Korean Won.

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	22,616	47,097	12,210	31,860
Financial assets at FVTOCI	2,484	17,486	1,941	17,844

Total	25,100	64,583	14,151	49,704

(2)	Details of dividends related to Financial assets at FVTOCI are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend income recognized from assets held
Equity securities	2,484	17,486	1,667	17,570
Dividend income recognized in assets derecognized	—	—	274	274

Total	2,484	17,486	1,941	17,844

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on financial assets at fair value through profit or loss mandatorily measured at fair value	70,362	110,376	70,116	114,146
Gains(losses) on financial instrument at fair value through profit or loss designated as upon initial recognition	(6,867)	(30,295)	(2,423)	2,877

Total	63,495	80,081	67,693	117,023

(2)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

			2019		2018
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	28,407	73,190	36,982	81,861
		Gain on disposals	15,167	27,890	18,885	22,377
		Loss on valuation	(17,610)	(30,049)	(11,957)	(23,795)
		Loss on disposals	(4,091)	(5,535)	(7,481)	(9,180)

		Subtotal	21,874	65,496	36,429	71,263

	Loans	Gain on valuation	311	910	373	3,191
		Gain on disposal	25	32	—	—
		Loss on valuation	52	(25)	(107)	(127)

		Subtotal	388	917	266	3,064

	Other financial assets	Gain on valuation	501	545	228	1,969
		Gain on disposals	338	731	143	405
		Loss on valuation	(303)	(667)	(320)	(2,193)
		Loss on disposals	(405)	(451)	(11)	(83)

		Subtotal	86	158	40	98

	Total of financial assets held for trading		22,348	66,571	36,735	74,425

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	372,513	694,408	231,372	600,362
		Loss on transactions and valuation	(460,701)	(845,400)	(247,381)	(594,525)

		Subtotal	(88,188)	(150,992)	(16,009)	5,837

	Currency derivatives	Gain on transactions and valuation	2,384,208	4,184,468	2,546,154	3,535,106
		Loss on transactions and valuation	(2,252,893)	(4,019,164)	(2,502,934)	(3,505,890)

		Subtotal	131,315	165,304	43,220	29,216

	Equity derivatives	Gain on transactions and valuation	160,842	421,861	115,712	249,364
		Loss on transactions and valuation	(155,759)	(392,012)	(109,288)	(244,063)

		Subtotal	5,083	29,849	6,424	5,301

	Other derivatives	Gain on transactions and valuation	338	639	2,142	2,790
		Loss on transactions and valuation	(534)	(995)	(2,396)	(3,423)

		Subtotal	(196)	(356)	(254)	(633)

	Total of derivatives (for trading)		48,014	43,805	33,381	39,721

	Total		70,362	110,376	70,116	114,146

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(232)	(3,935)	(1,203)	(1,534)
Gain (loss) on valuation of equity-linked securities	(6,635)	(26,360)	(2,164)	2,814

Subtotal	(6,867)	(30,295)	(3,367)	1,280

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	—	—	944	1,597

Total	(6,867)	(30,295)	(2,423)	2,877

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	16	37	11	16
Gains on transaction of securities	2,638	3,408	464	1,271

Total	2,654	3,445	475	1,287

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reversal of credit loss on financial assets at financial assets at FVTOCI	(1,265)	(1,979)	(679)	(459)
Reversal of credit loss on (provision for) securities at amortized cost losses	245	769	(199)	(191)
Reversal of credit loss on (provision for) loans and other financial assets at amortized cost	(65,030)	(122,589)	76,699	(61,057)
Reversal of provision on (provision for) guarantee	(10,358)	(8,140)	76,354	86,990
Reversal of provision on (provision for) loan commitment	(131)	(4,607)	(1,502)	3,155

Total	(76,539)	(136,546)	150,673	28,438

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2019		2018
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Employee benefits	Short-term employee benefits	Salaries	354,786	717,842	341,645	644,663
		Employee fringe benefits	122,801	230,473	108,933	213,627
	Share-based payment		1,577	3,664	—	—
	Retirement benefit service costs		39,339	84,532	36,610	72,936
	Termination		—	7,566	20,994	20,994

	Subtotal		518,503	1,044,077	508,182	952,220

Depreciation and amortization			118,030	214,742	52,222	99,698
Other general and administrative expenses	Rent		23,787	60,785	79,546	159,126
	Taxes and public dues		39,226	73,763	38,275	67,385
	Service charges		59,945	112,199	52,807	104,970
	Computer and IT related		22,768	43,307	21,704	43,581
	Telephone and communication		17,050	33,085	16,819	33,729
	Operating promotion		9,485	19,382	9,339	19,768
	Advertising		20,801	30,190	13,808	20,493
	Printing		1,939	3,845	1,928	3,892
	Traveling		3,310	6,281	2,679	6,034
	Supplies		1,693	3,349	1,737	3,223
	Insurance premium		2,178	4,243	1,961	4,002
	Reimbursement		5,662	6,379	4,964	5,902
	Maintenance		4,720	8,932	3,672	8,027
	Water, light, and heating		3,302	7,497	2,809	7,203
	Vehicle maintenance		2,626	4,877	2,379	4,594
	Others		9,309	18,853	12,823	23,491

	Subtotal		227,801	436,967	267,250	515,420

	Total		864,334	1,695,786	827,654	1,567,338

(2)	Other operating income recognized is as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of foreign exchange	32,083	247,131	157,245	847,397
Gains related to derivatives	65,735	118,154	26,373	28,943
Gains on fair value hedged items	—	—	18,861	66,555
Others (*)	24,458	36,092	1,741	17,522

Total	122,276	401,377	204,220	960,417

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transactions of foreign exchange	(19,043)	105,331	114,971	726,348
KDIC deposit insurance premium	82,582	161,719	79,585	156,765
Contribution to miscellaneous funds	78,279	156,059	73,849	146,781
Losses (Gains) related to derivatives	1,518	1,524	13,059	62,366
Losses on fair value hedged items	52,388	90,198	—	—
Others (*1)(*2)	36,020	77,672	60,397	63,803

Total	231,744	592,503	341,861	1,156,063

(*1)	‘Other expense’ for the six months ended June 30, 2019 and 2018 includes 10,592 million Won and 25,179 million Won, respectively, of intangible asset amortization expense.
(*2)

On the prior-year financial statements, in accordance with the adoption of IFRS 15, expenses on rewards and points provided to card customers are deducted from revenue, as they were considered as a price paid to the customers. Accordingly, the relevant fees and commission has been adjusted for 23,768 million in Korean Won.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2019 are as follows.

i)	Share-based payment

Subject to	Shares granted for the year 2019
Grant date	January 1, 2019
Type of payment	Cash-settled
Vesting period	January 1, 2019 ~ December 31, 2022
Date of payment	January 1, 2023
Number of shares measured as of the closing date (*)	301,344

(*)

The number of payable stock is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

ii) The Group accounts for performance condition share-based payment according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring per every closing period. As of June 30, 2019, the book value of the liabilities related to the performance condition share-based payment recognized by the Group is 3,664 million Won.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on valuation	9,650	19,299	10,687	15,347
Loss on valuation	(4,403)	(8,442)	(3,006)	(16,809)

Total	5,247	10,857	7,681	(1,462)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	36,498	46,936	23,345	39,041
Other non-operating expenses	(15,886)	(40,123)	(21,947)	(43,762)

Total	20,612	6,813	1,398	(4,721)

(3)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	1,445	3,442	1,687	3,203
Gains on disposal of premises and equipment, intangible assets and other assets	578	1,303	15,760	17,037
Reversal of impairment loss of premises and equipment, intangible assets and other assets	722	722	1	341
Others	33,753	41,469	5,897	18,460

Total	36,498	46,936	23,345	39,041

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation on investment properties	284	1,298	1,004	2,010
Interest expense of rent leasehold deposits	175	362	150	292
Losses on disposal of investment in joint ventures and associates	—	—	—	2,931
Losses on disposal of premises and equipment, intangible assets and other assets	712	1,248	167	221
Impairment losses of premises and equipment, intangible assets and other assets	1,670	1,680	2	2
Donation	6,680	23,969	8,551	22,042
Others	6,365	11,566	12,073	16,264

Total	15,886	40,123	21,947	43,762

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Current tax expense
Current tax expense in respect of the current year	349,921	231,393
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,578)	(3,632)

Sub-total	348,343	227,761

Deferred tax expense
Change in deferred tax assets (liabilities) relating to the temporary differences	107,776	257,455

Income tax expense	456,119	485,216

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2019	June 30, 2018
Net income before income tax expense	1,728,082	1,801,532
Tax calculated at statutory tax rate (*)	464,860	490,240
Adjustments
Effect of income that is exempt from taxation	(19,721)	(19,695)
Effect of expense not deductible in determining taxable profit	21,193	9,395
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,578)	(3,632)
Others	(8,635)	8,908

Sub-total	(8,741)	(5,024)

Income tax expense	456,119	485,216

Effective tax rate	26.4%	26.9%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 30 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged direct to equity are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Net gain or loss on valuation of financial assets at FVTOCI	20,091	31,422
Share of other comprehensive loss of joint ventures and associates	(53)	(285)
Foreign currency translation of foreign operations	3,228	8,183
Remeasurements of the net defined benefit liability	97,955	88,127
Gain on cash flow hedge	433	1,140

Total	121,654	128,587

43.	EARNINGS PER SHARE (“EPS”)

(1)	Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2019		2018
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to Owners	610,999	1,179,688	716,142	1,305,878
Dividends to hybrid securities	—	—	(37,748)	(75,603)
Net income attributable to common shareholders	610,999	1,179,688	678,394	1,230,275
Weighted average number of common shares outstanding	680 shares in million	672 shares in million	673 shares in million	673 shares in million
Basic EPS	899	1,755	1,008	1,828

(2)	The weighted average number of common shares outstanding are as follows:

	For the six months ended June 30, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2019-01-01 ~ 2019-06-30	673,271,226	181	121,862,091,906
Purchase of treasury stock	2019-01-08 ~ 2019-06-30	(11,453,702)	174	(1,992,944,148)
Disposal of treasury stock	2019-03-22 ~ 2019-06-30	18,346,782	101	1,853,024,982
	Sub-total ((1))			121,722,172,740
Weighted average number of common shares outstanding ((2)=((1)/181))				672,498,192

	For the six months ended June 30, 2018
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2018-01-01 ~ 2018-06-30	673,271,226	181	121,862,091,906
	Sub-total ((1))			121,862,091,906
Weighted average number of common shares outstanding ((2)=((1)/181))				673,271,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2019 and 2018.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Confirmed guarantees
Guarantee for loans	89,414	125,870
Acceptances	457,115	371,525
Guarantees in acceptances of imported goods	236,839	158,179
Other confirmed guarantees	6,844,647	6,452,791

Sub-total	7,628,015	7,108,365

Unconfirmed guarantees
Local letter of credit	257,984	305,057
Letter of credit	3,272,173	3,322,731
Other unconfirmed guarantees	658,222	669,677

Sub-total	4,188,379	4,297,465

Commercial paper commitments and others	1,154,011	1,260,587

Total	12,970,405	12,666,417

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018
Loan commitments	104,217,271	97,796,704
Other commitments	5,651,555	5,041,314

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2019		December 31, 2018
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	78 cases	146 cases	77 cases	154 cases
Amount of litigation	366,219	200,114	494,645	246,826
Provisions for litigations		17,508		17,925

(*)	The numbers of lawsuits as of June 30, 2019 and December 31, 2018 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2019 and its assets and liabilities recognized as of June 30, 2019 and December 31, 2018 and major transactions with related parties for the six months ended June 30, 2019 and June 30, 2018 and compensation to key management are as follows:

(1)	Related parties

Related parties
Associates	Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 28 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2019	December 31, 2018
Associates	Woori Service Networks Co., Ltd.	Loans	24	69
		Allowance for credit losses	(1)	—
		Deposits due to customers	1,964	1,967
		Other liabilities	417	333
	Korea Credit Bureau Co., Ltd.	Loans	3	7
		Deposits due to customers	322	6,494
		Other liabilities	—	19
	Korea Finance Security Co., Ltd.	Loans	30	57
		Allowance for credit losses	(2)	(4)
		Deposits due to customers	2,722	5,040
		Other liabilities	4	10
	Chin Hung International Inc.	Loans	335	411
		Allowance for credit losses	(173)	(204)
		Deposits due to customers	4,341	11,605
		Other liabilities	337	2,974
	K BANK Co., Ltd.	Loans	99	190
	Well to Sea No.3 Private Equity Fund	Loans	61,490	1,857
		Allowance for credit losses	(66)	(9)
		Deposits due to customers	3,652	356
		Other liabilities	9	64
	Others (*)	Loans	89	4,783
		Allowance for credit losses	(89)	(324)
		Other assets	650	9
		Deposits due to customers	6,539	8,049
		Other liabilities	161	165

(*)

Others include Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund I, etc. as of June 30, 2019 and December 31, 2018.

(3)	Gains or losses from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended
Related party		A title of account	June 30, 2019	June 30, 2018
Associates	Kumho Tire Co., Inc. (*1)	Interest income	—	1,098
		Reversal of allowance for credit loss	—	(93,755)
	Woori Service Networks Co., Ltd.	Other income	16	15
		Interest expenses	10	7
		Fee expenses	219	270
		Impairment losses due to credit loss	1	—
		Other expenses	645	231
	Korea Credit Bureau Co., Ltd.	Interest expenses	29	21
		Fee expenses	1,171	1,038

			For the six months ended
Related party		A title of account	June 30, 2019	June 30, 2018
Associates	Korea Finance Security Co., Ltd.	Interest expenses	7	4
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(2)	2
		Other expenses	60	71
	Chin Hung International Inc.	Interest expenses	16	21
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(32)	2
	STX Engine Co., Ltd. (*2)	Interest income	—	333
		Interest expenses	—	86
		Reversal of allowance for credit loss	—	(88,734)
	STX Corporation (*2)	Interest expenses	—	2
		Impairment losses due to credit loss	—	18,524
	K BANK Co., Ltd.	Fee income	619	514
		Other income	—	5
	Well to Sea No.3 Private Equity Fund	Interest income	759	1,288
		Interest expenses	—	4
		Impairment losses due to credit loss	57	46
	Others (*3)	Fee income	634	—
		Other income	8	6
		Interest expenses	31	22
		Reversal of allowance for credit loss	—	(236)

(*1)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*2)	The shares of the entity were sold after it was transferred to assets held for sale during the year ended December 31, 2018 and thus the entity was excluded from the list of associates.
(*3)

Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., DAEA SNC Co., Ltd., Uri Hanhwa Eureka Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund I, etc., as of June 30, 2019 and December 31, 2018.

(4)	Major loan transactions with related parties for the six months ended June 30, 2019 and 2018 are as follows (Unit: Korean Won in millions):

		For the six months ended June 30, 2019
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Well to Sea No. 3 Private Equity Fund	1,857	60,000	367	—	61,490

		For the six months ended June 30, 2018
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*1)
Associates	Kumho Tire Co., Inc.(*2)	57,470	—	7,057	—	50,413
	Well to Sea No. 3 Private Equity Fund	73,810	11,190	—	—	85,000
	STX Engine Co., Ltd. (*3)	39,886	—	2,177	(37,709)	—

(*1)	Settlement payments from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.
(*2)

The Group lost significant influence over the entity due to the termination of the joint management procedures of the creditors’ financial institution during the prior period, and thus the entity was excluded from the list of associates.

(*3)	The shares of the entity were sold after it was transferred to assets held for sale during the current period and thus the entity was excluded from the list of associates.

(5)	There are no major borrowing transactions with related parties for the six months ended June 30, 2019 and 2018.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2019	December 31, 2018	Warranty
Korea Finance Security Co., Ltd.	230	203	Unused loan commitment
Korea Credit Bureau Co., Ltd.	32	28	Unused loan commitment
Woori Service Networks Co., Ltd.	176	131	Unused loan commitment
Chin Hung International Inc.	32,521	32,058	Unused loan commitment
K BANK Co., Ltd.	201	15	Unused loan commitment
Well to Sea No.3 Private Equity Fund	153,510	208,143	Unused loan commitment

The Group did not recognize provisions for guarantees regarding the above guarantees provided to the related parties.

(7)	Compensation to key management is as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2019	For the six months ended June 30, 2018
Short-term employee benefits	6,328	6,023
Retirement benefit service costs	730	280
Share-based payment	1,503	—

Total	8,561	6,303

Key management includes registered executives and non-registered executives. Outstanding assets from transactions with key management amount to 2,990 million Won as of June 30, 2019, and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. The balance of liabilities related to the compensation to key management as of June 30, 2019 is 8,420 million Won.

46.	RESTRUCTURING OF THE GOVERNANCE STRUCTURE OF THE GROUP

(1)	Incorporation

Woori Bank Co., Ltd., the subsidiary of the parent company, obtained approval from the Financial Services Commission on November 7, 2018 to establish a financial holding company and voted for the comprehensive stock transfer of six companies; Woori Bank and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd., during an extraordinary shareholders meeting held on December 28, 2018. The parent company was established on January 11, 2019. Accordingly, Woori Bank Co., Ltd. and its subsidiaries including Woori Finance Research Institute Co., Ltd., Woori FIS Co., Ltd., Woori Fund Service Co., Ltd., Woori Credit Information Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. were transferred to the parent company as a wholly-owned subsidiary. The parent company’s common stocks were listed on the Korea Exchange on February 13, 2019 and its ADS are being traded as the original stock on the New York Stock Exchange since the same date.

(2)	Accounting treatment

From the perspective of the Group, establishing a parent company through comprehensive stock transfer of subsidiaries to reorganize the governance structure under the same control lacks commercial substance - in which there is no change in the Group’s assets and liabilities and there is no significant change in the Group’s absolute and relative interests in the consolidated entity’s net assets. Therefore, the Group made accounting treatments, considering that reorganization of the Governance is continued for the Group, and presented the consolidated financial statements and notes in a comparative format. The comparative consolidated financial statements are for the Woori Bank and its subsidiaries (Status before reclassification to Assets Held for Sale of five subsidiaries excluding Woori Bank) and the consolidated financial statements for the six months ended June 30, 2019 are for the parent company and its subsidiaries including Woori Bank.

47.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean won in millions):

June 30, 2019
Lease payments
Within one year	177,539
After one year but within five years	267,219
After five years	35,634

Total	480,392

(2)	Total cash outflows from leases are as follows (Unit: Korean won in millions):

For the six months ended June 30, 2019
Cash outflows from leases	95,887

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

For the six months ended June 30, 2019
Lease payments for short-term leases	589
Lease payments for which the underlying asset is of low value	93

Total	682

48.	SUBSEQUENT EVENTS

(1) In April 2019, the Group entered into a share purchase agreement to acquire a 73% interest in Tongyang Asset Management Corporation. On August 1, 2019, Tongyang Asset Management Corp. was transferred as a subsidiary and renamed as Woori Asset Management Corp. The Group has completed the payment of the acquisition price, 122,447 million Won and is currently in the process of evaluating the fair value of assets and liabilities to allocate the acquisition price.

(2) In April 2019, the Group entered into a share purchase agreement to acquire a 100% interest in ABL Global Asset Management Co., Ltd. The Financial Services Commission has approved the request to change of major shareholder on 24 July, 2019, and the Group is working towards the completion of the transaction.

(3) In addition, the Group entered into a share purchase agreement to acquire a 44.5% interest in Kukje Asset Trust. Ltd (58.6% in terms of voting rights) in July, 2019 and an additional 21.3% interest (28.0% in terms of voting rights) after a certain period. The acquisition date is undetermined as of June 30, since the share purchase agreement becomes effective following the approval of subsidiary transfer from the Financial Services Commission.